

SUPERVALU

BOARD MEMBER ACCOUNTABILITY

JULY 2018

BLACKWELLS CAPITAL



500 PINE OR SPRUCE TREES

WILL BE PLANTED BY

THE ARBOR DAY FOUNDATION

IN THE CHIPPEWA NATIONAL FOREST

IN HONOR OF

BLACKWELLS CAPITAL'S INVESTOR DECK

THIS GIFT IS IN CELEBRATION OF

APPROACHING PRINT NEEDS IN A SOCIALLY RESPONSIBLE WAY

AND WAS MADE POSSIBLE BY

THE BLACKWELLS CAPITAL TEAM

"He that plants a tree loves others beside himself." –*Thomas Fuller*

The trees planted for you are an act of optimism and kindness, a labor of love, and a commitment to stewardship.

Matt Harris, Chief Executive

Arbor Day Foundation

Disclaimer

The views expressed in this presentation (the "Presentation") represent the opinions of Blackwells Capital LLC and/or certain affiliates ("Blackwells") and the investment funds it manages that hold shares in Supervalu Inc. (the "Company"). This Presentation is for informational purposes only, and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in the Presentation represent the opinions of Blackwells, and are based on publicly available information and Blackwells' analyses.

Certain financial information and data used in the Presentation have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") by the Company or other companies that Blackwells considers comparable. Certain statements and information included herein have been sourced from third parties. Blackwells has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Presentation. Information contained in the Presentation has not been independently verified by Blackwells, and Blackwells disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Blackwells disclaims any obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Blackwells recognizes that the Company may possess confidential information that could lead it to disagree with Blackwells' views and/or conclusions.

Blackwells currently beneficially owns, and/or has an economic interest in, shares of the Company. Blackwells is in the business of trading—buying and selling—securities. Blackwells may buy or sell or otherwise change the form or substance of any of its investments in any manner permitted by law and expressly disclaims any obligation to notify any recipient of the Presentation of any such changes. There may be developments in the future that cause Blackwells to engage in transactions that change its beneficial ownership and/or economic interest in the Company.

The securities or investment ideas listed are not presented in order to suggest or show profitability of any or all transactions. There should be no assumption that any specific portfolio securities identified and described in the Presentation were or will be profitable. Under no circumstances is the Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

This document is the property of Blackwells and may not be published or distributed without the express written consent of Blackwells.

All registered or unregistered service marks, trademarks and trade names referred to in this Presentation are the property of their respective owners, and Blackwells' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Blackwells' underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Blackwells that the future plans, estimates or expectations contemplated will ever be achieved.

TABLE OF CONTENTS

BLACKWELLS CAPITAL

BLACKWELLS CAPITAL

About Blackwells Capital

BLACKWELLS CAPITAL ("BLACKWELLS") IS AN ALTERNATIVE INVESTMENT MANAGER FOCUSED ON GLOBAL FUNDAMENTAL AND SPECIAL SITUATION INVESTING ACROSS CAPITAL STRUCTURES

OUR INVESTMENT APPROACH

RESEARCH-INTENSIVE

VALUE-ORIENTED

CONCENTRATED

Blackwells' principals have accumulated over a century of experience at leading public and private equity firms. Our team members have lived in and invested on four continents and served on the boards of media, consumer, energy, technology, insurance and real estate enterprises at various stages of their lifecycles

We have held senior executive roles in various operating companies and investment firms, which have conferred a nuanced understanding of operational execution and an appreciation of investment complexity

Our academic credentials include advanced training in engineering, computer science, modern and ancient languages, and mathematics at the world's leading universities

Supervalu (NYSE: SVU) Snapshot

SUPERVALU IS ONE OF THE LARGEST U.S. BASED FOOD WHOLESALERS, WITH ~$14BN OF ANNUAL REVENUES. SVU WAS ESTABLISHED IN THE 1870s

The Company is organized into three primary segments:

SUPERVALU WHOLESALE	**78% of revenue, 68% of Adj. EBITDA, 30 distribution facilities** Logistics provider delivering groceries, perishables, general merchandise and home, health and beauty care products in 46 states utilizing a network of strategically owned distribution centers
SUPERVALU RETAIL	**21% of revenue, 27% of Adj. EBITDA, 212 owned stores** Retail grocery stores operating under five banners
SUPERVALU CORPORATE	**1% of revenue, 5% of Adjusted EBITDA**

Summary Financials ($mm)

Market Cap [a]	$861
Net Debt (b)	1,866
Enterprise Value	2,727
FY '18 Adj. EBITDA	478


Alaska
Hawaii
Guam
Unified Grocers
AG
Associated Grocers of Florida
Distribution Centers
pre-existing customer location of SUPERVALU
customer location acquired in the Unified acquisition
customer location acquired in the AG Florida acquisition
Caribbean/ Central America

a) As of July 17, 2018
b) Balance as of February 24, 2018, prior to sale-leaseback proceeds.

Shareholder Value Destruction

SUPERVALU SHAREHOLDERS HAVE EXPERIENCED A **92% DECLINE** IN VALUE OVER THE PAST 10 YEARS

Supervalu 10 – Year Stock Price Chart



$200
$150
$100
$50
$0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Source: Bloomberg, as of February 5, 2018 unaffected date.

Executive Summary: Only Substantial Change Can Save Supervalu

Blackwells urges shareholders to vote on the GREEN proxy card

AFTER YEARS OF UNDERPERFORMANCE AND A BOARD THAT WE BELIEVE HAS FAILED TO FULFILL ITS RESPONSIBILITIES, SHAREHOLDERS SHOULD VOTE FOR CHANGE AND IMPROVE THE COMPOSITION OF THE BOARD

- Supervalu has been a **perennial underperformer by a wide margin**
  - The abysmal performance – both relative to peers and on an absolute basis – is evident from almost any relevant metric, across almost any relevant time period
  - Not only has the Board failed to arrest this troubling record, it has, in our view, failed to fulfill nearly all of its core responsibilities
  - We believe the incumbent Board is ill-suited, by lack of relevant experience and lack of alignment, to oversee Supervalu on behalf of public shareholders
- Supervalu public **shareholders were materially harmed by transactions involving Cerberus**, which were **enabled by six current Supervalu directors** (the “Culpable Six”). We fear the harm continues to this day
- **Blackwells has nominated six independent professionals** that Blackwells believes can serve the interests of Supervalu shareholders better than the **Culpable Six**
  - The Nominees all have **recent, relevant industry experience**
  - The Nominees all served on other public Boards and have distinguished records of success
- The Nominees have **developed a detailed strategy and operating plan** and are committed to fulfilling their obligations as Supervalu directors, if elected

A Long History of Unmitigated Under-Performance

BY ALMOST ANY METRIC, ACROSS ALMOST ANY TIME PERIOD, SUPERVALU HAS UNDERPERFORMED ITS PEERS

- Total shareholder **returns have been abysmal**
  - Investors have lost more than $5 billion in the last ten years
  - The stock is down more than 50% in the last two years and has generated losses for shareholders in almost every relevant period
- These stark investor losses are the result of poor financial and operational performance on **every relevant metric**
- The unbroken record of poor performance has so discouraged investors that the Company is **assigned a low valuation** even for the performance it does achieve, while other investors **short the stock** in large numbers
- The Company's performance record is so bad it regularly seems to **surprise itself, and investors**, by continually missing and lowering expectations

Supervalu's Tumultuous Recent Corporate History

WE ORGANIZE SUPERVALU'S RECENT CORPORATE HISTORY INTO THREE STAGES

Phase I – Retail Destruction: Value destructive M&A strategy with terrible execution
Phase II – Cerberus Duplicity: Confusing financial disclosures and a conflicted board of directors leads to temporary, partial recovery
Phase III – Operating Failure: Operational mismanagement and repeat of risky M&A strategy destroys shareholder value



Albertsons Acquisition
Initiates Strategic Review
Albertsons sale to Cerberus
Albertsons ends TSA and Cerberus sells stake
Acquisition of Unified Grocers
Phase I
Retail Destruction
- Expansion into Retail via acquisition
- Premium acquisition multiple paid for Albertsons
- Increased balance sheet leverage
- Operating earnings decline from mismanagement of retail
Phase II
Cerberus Duplicity
- Confusing disclosures
- Conflicted board and management enrich Cerberus at expense of long-term Supervalu shareholders
- Public shareholders left with dregs and cleanup after Cerberus sells
Phase III
Operating Failure
- Premium multiple paid for acquisitions to expand Wholesale
- Increased balance sheet leverage
- Operational mismanagement
- Continuation of conflicted board
- Struggling through burden of TSA cleanup
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Source: Bloomberg, as of February 5, 2018 unaffected date.

Supervalu's Board Has Failed At Its Core Responsibilities

WE BELIEVE THE PERFORMANCE ISSUES ARE THE RESULT OF, AND HAVE NOT BEEN CORRECTED BY, THE BOARD

- We believe the Supervalu Board has **failed to carry out its responsibilities** to shareholders and the Company
  - Frequent shifts in strategy have created turmoil
  - Oversight of execution has been demonstrably lacking
  - Failure to grow and retain executive leadership
  - Compensation has not been tied to performance
  - M&A has been disastrous and there appears to be no focus on returns on capital or capital allocation
  - Financial disclosures are inconsistent, confusing and untimely
  - Seemingly little to no effort to provide investors with transparency or insight into the business
  - Apparent disinterest in the Company's role in communities, food supply and as an employer
- The abject failure of the Board to carry out its responsibility has left shareholders without an effective fiduciary

	Board Responsibility	Pages
1	**Strategy**	40 -43
2	**Execution**	44 -54
3	**Executive Leadership**	55 -57
4	**Compensation**	58 -64
5	**M&A and Capital**	65 -70
6	**Disclosure**	71 - 77
7	**Investor Engagement**	78 - 81
8	**Environmental, Social, Governance**	82 - 84

The Culpable Six Have Overseen Massive Value Destruction

WE BELIEVE SIX DIRECTORS HAVE OVERSEEN THE **HORRIFIC MISMANAGEMENT** OF SUPERVALU: Irwin Cohen, Philip Francis, Donald Chappel, Eric Johnson, Frank Savage and Mathew Pendo



Albertsons Acquisition
Initiates Strategic Review
Albertsons sale to Cerberus
Albertsons ends TSA and Cerberus sells stake
Acquisition of Unified Grocers
Board Members
Irwin Cohen
Philip Francis
Donald Chappel
Eric Johnson
Frank Savage
Mathew Pendo
Francesca Ruiz De Luzuriaga
Mary Winston
CEOs
Jeff Noddle
Craig Herkert
Wayne Sales
Sam Duncan
Mark Gross
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Source: Bloomberg, as of February 5, 2018 unaffected date.

Board Failures Due to Lack of Skills and Alignment

WE BELIEVE THE BOARD HAS FAILED TO PERFORM BECAUSE THE DIRECTORS ARE NOT UP TO THE TASK

- The incumbent Supervalu directors – all of whom have been re-nominated by the Company – are **not well suited for the task of overseeing a large food wholesaler and grocery retailer**
  - Just two of nine directors have recent, relevant industry experience
- Worse, we believe three incumbent directors have **serious, direct conflicts of interest** that may cloud their ability to serve Supervalu shareholders with fidelity
  - A fourth director has been re-nominated despite being older than the retirement guidelines and having tenure beyond the Company's guidelines
- None of the incumbent directors have purchased stock since 2015 and **only three of the nine directors have ever purchased stock** in the open market

	Expectation	Pages
1	**Relevant Industry Experience**	87 – 88
2	**No Conflicts of Interest**	89 – 92
3	**Economic Alignment**	93 - 95

Shocking Disloyalty of 6 Directors: The Albertsons / Cerberus Affair

WITH THE SALE OF SUPERVALU'S RETAIL STORES TO CERBERUS, WE BELIEVE SIX DIRECTORS HAVE SHOWN THEIR LACK OF LOYALTY TO SUPERVALU SHAREHOLDERS

- In 2013, Supervalu sold most of its retail grocery stores to Cerberus and Cerberus simultaneously invested in Supervalu
  - The sale to Cerberus was **priced well below comparable deals** and was not subject to a Supervalu shareholder vote
  - Cerberus' investment was also not subject to a vote and gave Cerberus directorship rights
  - We believe Cerberus came to control the Board and **generated substantial profits** at the expense of Supervalu public shareholders, **with the help of six current Supervalu directors**
- We believe the harm to Supervalu shareholders from the conflicts of these six directors **continues today**
  - Cerberus (and Albertsons) **remain large competitors** to Supervalu even while these Cerberus-appointed directors remain on Supervalu's Board
  - Supervalu shareholders **should not trust the judgment or loyalty** of the "Culpable Six" directors

	Disqualifying Acts	Pages
1	Misrepresentation of Board Composition	101
2	Appointed directors with loyalty to Chairman (and Albertsons) Rather than SVU Shareholders	102 – 103
3	Approving Directors that Negotiated M&A Transactions Between Supervalu Competitors	104 – 105
4	Approved Directors that Executed Transactions in Direct Conflict With Supervalu's Ongoing Operations	106 – 111
5	Approving Directors that Concurrently Served on the Board of Supervalu Competitors	112
6	Excessive board compensation	113
7	Continuing conflicts of interest because of ongoing Cerberus relationship	114
8	Supervalu wholesale customers potentially compromised	115

The Nominees Have a Plan and Will Fulfill Their Duties as Directors

BLACKWELLS HAS NOMINATED TALENTED PROFESSIONALS, WHO ARE PREPARED TO HELP SUPERVALU IMMEDIATELY

- The Nominees have **developed a plan for fulfilling their obligations as directors**, once elected
  - Believe a **strategy of stabilize, grow and monetize is optimal**; Nominees have a detailed plan for helping to create value
  - Have the industry experience and knowledge to actively oversee execution of the business plan
  - With deep industry relationships (and a willingness to serve as interim management if necessary), the Nominees will ensure appropriate executive leadership is in place
  - Nominees are committed to changing the compensation plans to tie pay to returns on capital and shareholder value creation
  - Rigorous oversight of M&A and capital allocation
  - Nominees will ensure full transparency to shareholders and active engagement with them
  - Focus and commit to social responsibility
- With a **100-day plan ready for execution**, the Nominees are prepared to act immediately for shareholders

	Board Responsibility	Pages
1	**Strategy**	118 -126
2	**Execution**	127 -128
3	**Executive Leadership**	129 -130
4	**Compensation**	131
5	**M&A and Capital**	132 -136
6	**Disclosure**	137 -138
7	**Investor Engagement**	139
8	**Environment, Social, Governance**	140 -142

Blackwells Nominees Bring Substantial Board and Executive Experience

BLACKWELLS NOMINEES BRING EXTENSIVE CREDENTIALS IN GROCERY RETAIL, FOOD DISTRIBUTION, TRANSPORTATION & LOGISTICS, OPERATIONAL TURNAROUNDS AND SUSTAINABILITY








	Rick Anicetti	Steven Baer	Chris Kreidler	Frank Lazaran	Jim Martell	Sandra Taylor
Executive Experience	CEO	CEO	CFO	CEO	CEO	Senior Executive
Relevant Experience	Retail Grocery	Operational Turnarounds	Food Distribution	Retail Grocery	Transportation & Logistics	Social Responsibility
Corporate Board Experience	2 Public 2 Private	1 Public Multiple Private	1 Public 1 Private	1 Public 1 Private	2 Public Multiple Private	2 Public
Company Experience	The Fresh Market 99¢ Only Stores Food Lion Hannaford	High Ridge Partners Koenig & Strey RealLiving American National the bank for business	Sysco C&S Wholesale Grocers Yum!	marsh Experts in Fresh Winn-Dixie Randalls Ralphs	XPO Logistics FedEx ups	Starbucks Coffee Kodak

Blackwells' Nominees Are Prepared to Add Value

Supervalu Shortcoming	Blackwells' Nominee		Blackwells' Nominee Value Add
▪ History of value destructive M&A ▪ Retail stores in dilapidated conditions	**Rick Anicetti**		▪ Upgrade Supervalu's M&A strategy and execution ▪ Guide capex refresh strategy implementation
▪ Unsalvageable and marginalized Retail assets ▪ Substantial real estate value locked-up on balance sheet	**Steven Baer**		▪ Maximize value of discontinued retail operations ▪ Unlock value of real estate assets
▪ Declining wholesale profit margins and challenges integrating acquisitions ▪ Failed strategy focused on growth at all costs	**Chris Kreidler**		▪ Improve wholesale margins through synergy capture and continuous improvement ▪ Redefine strategy to focus on return on capital
▪ Industry worst retail operations ▪ Maintaining profitable sales growth at Wholesale segment	**Frank Lazaran**		▪ Guide retail operational turnaround ▪ Incorporate strategic insights into wholesale customer needs
▪ Distribution network operational challenges and untapped opportunities ▪ Substantial discounted valuation	**Jim Martell**		▪ Enhance Supervalu logistics capabilities ▪ Oversee annual strategic review process
▪ Industry worst retail ID-sales growth ▪ Declining EBITDA margins	**Sandra Taylor**		▪ Utilize sustainability as a strategic growth driver ▪ Drive sustainability throughout the value chain

Blackwells' Unsuccessful Attempts to Engage Constructively

BLACKWELLS HAS ATTEMPTED TO ENGAGE CONSTRUCTIVELY WITH THE BOARD

August 24, 2017
Blackwells met with SVU to discuss various shareholder concerns

Oct 25, 2017
Blackwells sent a letter to SVU

Dec 7, 2017
Blackwells presented a detailed strategic analysis and suggestions for value creation

Jan 10, 2018
Stock drops 13.7% after Q3 earnings announcement

Jan 17, 2018
Blackwells presented value improvement initiatives to Board members; **suggested 3 new, independent directors**

***Proposal Rejected ***

Feb 6, 2018
Blackwells publicly released an investor presentation outlining value improvement opportunities

March 20, 2018
Blackwells nominated 6 board candidates

April 23, 2018
Supervalu offered its executive search firm to "screen" 2 of Blackwells' nominees

May 3, 2018
Blackwells proposal to resolve the contested election

Proposal Rejected

June 27, 2018
Blackwells proposed a second time to settle the proxy contest

Proposal Rejected

June 29, 2018
Blackwells filed its Proxy Statement

Shareholders See the Value in Our Ideas

Total Shareholder Returns (%) PRIOR to Blackwells (a)



One Year TSR (%)
S&P 500
18%
Russell 2000
10%
2018 Proxy Peers (b)
6%
R2000 Cons. Spls.
(1%)
Grocery Peers (c)
(24%)
Wholesale Peers (d)
(24%)
Supervalu
(47%)
(60%)
(40%)
(20%)
0%
20%
40%



Three Year TSR (%)
S&P 500
37%
Russell 2000
29%
2018 Proxy Peers
18%
R2000 Cons. Spls.
9%
Grocery Peers
(17%)
Wholesale Peers
(27%)
Supervalu
(80%)
(100%)
(50%)
0%
50%

Total Shareholder Returns (%) AFTER Blackwells (e)



S&P 500
7%
Russell 2000
14%
2018 Proxy Peers
4%
R2000 Cons. Spls.
17%
Grocery Peers
4%
Wholesale Peers
12%
Supervalu
57%
57% increase
0%
10%
20%
30%
40%
50%
60%

Source: Bloomberg

a) As of February 5, 2018, the day prior to Blackwells' release of a public letter to the board of directors and presentation titled "Save Supervalu". Assumes dividends reinvested in security.
b) Median of proxy peers, which consist of companies used in Supervalu's 2018 proxy statement: BIG, DG, DLTR, PFGC, USFD, ODP, SNX, TECD, GWW, WCC, CORE, SPTN, SPLS, SYY, UNFI.
c) Median of grocery peers, which consists of: KR, SFM, VLGEA, WMK and IMKTA.
d) Median of wholesale peers, which consists of: SPTN, UNFI.
e) Through July 17, 2018.

BLACKWELLS CAPITAL

A.

A Record of Poor Performance

By nearly every objective measure of business and stock performance, Supervalu has underperformed and disappointed its investors

Report Card:
Record of Poor Performance

	Performance Metric	Criteria	Assessment	Supervalu Grade
1	**Total Shareholder Return**	Keeping pace or exceeding peer group total shareholder return	Lags peers and indices across all relevant time horizons	FAIL
2	**Financial Performance / Growth**	Financial performance (growth and margins) that matches or exceeds peers, showing at least on-par performance of team/strategy over time	Declining absolute performance levels; margins that lag peers	FAIL
3	**Capital Markets Support**	Valuation metrics (e.g. multiples) that match or exceed peers, reflecting market confidence in team/strategy	Lowest valuation multiple amongst peers; high short interest reflecting skepticism of future performance	FAIL
4	**Meeting Shareholder Expectations**	Regularly meeting or exceeding shareholder and Wall Street research financial performance expectations	Consistently failed to meet earnings forecasts; expectations and estimates regularly lowered by analysts	FAIL

Returns Consistently Lag Peers and Indices

One Year TSR (%)



S&P 500
18%
R2000
10%
2018 Proxy Peers (a)
6%
R2000 Cons. Spls
(1%)
Grocery Peers (b)
(24%)
Wholesale Peers (c)
(24%)
Supervalu
(47%)

Three Year TSR (%)



S&P 500
37%
R2000
29%
2018 Proxy Peers (a)
18%
R2000 Cons. Spls
9%
Grocery Peers (b)
(17%)
Wholesale Peers (c)
(27%)
Supervalu
(80%)

Five Year TSR (%)



S&P 500
95%
2018 Proxy Peers (a)
79%
R2000 Cons. Spls
77%
R2000
76%
Grocery Peers (b)
37%
Wholesale Peers (c)
17%
Supervalu
(48%)

Ten Year TSR (%)



2018 Proxy Peers (a)
177%
R2000 Cons. Spls
160%
S&P 500
146%
R2000
144%
Wholesale Peers (c)
61%
Grocery Peers (b)
58%
Supervalu
(92%)

Source: Bloomberg

Note: As of February 5, 2018, the day prior to Blackwells' release of a public letter to the board of directors and presentation titled "Save Supervalu". Assumes dividends reinvested in security.

a) Median of proxy peers, which consist of companies used in Supervalu's 2018 proxy statement: BIG, DG, DLTR, PFGC, USFD, ODP, SNX, TECD, GWW, WCC, CORE, SPTN, SPLS, SYY, UNFI.

b) Median of grocery peers, which consists of: KR, SFM, VLGEA, WMK and IMKTA.

c) Median of wholesale peers, which consists of: SPTN, UNFI.

Supervalu Has Underperformed Even After Announcing its Latest "Long-Term" Vision

SINCE CEO MARK GROSS OUTLINED HIS LONG-TERM VISION ON APRIL 26, 2016, THE COMPANY HAS SUBSTANTIALLY UNDERPERFORMED BENCHMARK INDICES AND ITS GROCERY AND WHOLESALE PEERS



60%
40%
20%
0%
(20%)
(40%)
(60%)
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Russell 2000 = 34%
Wholesale Peers (a) = (1%)
Grocery Peers (b) = (16%)
SVU = (60%)
SVU
Grocery Peers
Wholesale Peers
Russell 2000

Source: Bloomberg
Note: As of February 5, 2018, the day prior to Blackwells' release of a public letter to the board of directors and presentation titled "Save Supervalu". Assumes dividends reinvested in security.
a) Median of Wholesale peers, which consists of: SPTN, UNFI.
b) Median of Grocery peers, which consists of: KR, SFM, VLGEA, WMK and IMKTA.

Every Member of the Board Has Overseen Value Destruction

Board Member		Start Date	Board Tenure	Supervalu % TSR During Tenure (a)
Irwin Cohen		May 2003	15 years	(86%)
Philip Francis		February 2006	12 years	(92%)
Donald Chappel		June 2010	8 years	(82%)
Eric Johnson		July 2013	5 years	(74%)
Mathew Pendo		April 2014	4 years	(71%)
Frank Savage		April 2014	4 years	(71%)
Francesca Ruiz De Luzuriaga		July 2015	3 Years	(74%)
Mary Winston		April 2016	2 Years	(63%)

(a) Source = Bloomberg. As of February 5, 2018, day prior to Blackwells' public presentation on Supervalu, adjusted for dividends.

Perpetual Declines in EBITDA

THE BOARD HAS BEEN UNABLE TO ARREST DECLINES IN EBITDA

- Prior to the sale of Albertsons, Supervalu EBITDA declined 41% over 5 years
- After the sale of Albertons, Supervalu EBITDA has continued to decline: Down 12% over 4 years

SVU EBITDA pre-Albertsons Sale



$2,701
$2,424
$2,158
$1,819
$1,797
$1,590
(41%)
Decline
FY '08
FY '09
FY '10
FY '11
FY '12
LTM Q3 '13

SVU EBITDA Post-Albertsons Sale



$542
$568
$558
$507
$478
(12%)
Decline
FY '14
F '15
F '16
FY '17
FY '18

Note: SVU EBITDA Post-Albertsons sale also excludes Save-A-Lot EBITDA.
Source: Supervalu regulatory filings, press releases and Blackwells' analysis.

EBITDA Performance Woeful Compared to Peers

SUPERVALU'S RECORD OF EBITDA DECLINES IS UNIQUE IN THE INDUSTRY


2007 to 2012 EBITDA Growth (%)
78%
61%
38%
37%
18%
17%
(41%)
(41%) Decline
UNFI
VLGEA
SPTN
WMK
KR
IMKTA
SVU


2013 to 2017 EBITDA Growth (%)
73%
42%
20%
10%
10%
2%
(9%)
(12%)
(12%) Decline
SFM
UNFI
KR
SPTN
IMKTA
VLGEA
WMK
SVU

Source: Bloomberg and CapitalIQ

Retail Identical Store Sales Worst in Industry

SUPERVALU RETAIL "IDENTICAL" STORE SALES HAVE REGULARLY BEEN THE ABSOLUTE WORST PERFORMER COMPARED TO SUPERVALU'S PEERS

SVU Annual ID Sales '06 – '18



12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
(2.0)%
(4.0)%
(6.0)%
FY '06
FY '08
FY '10
FY '12
FY '14
FY '16
FY '18
SVU
KR
Albertsons
SPTN
VLGEA
WMK
IMKTA

SVU Quarterly ID Sales Q1 '13 – Q4 '18



6.0%
4.0%
2.0%
0.0%
(2.0)%
(4.0)%
(6.0)%
Q2 '13
Q4 '13
Q2 '14
Q4 '14
Q2 '15
Q4 '15
Q2 '16
Q4 '17
Q2 '18
Q4 '18
SVU
KR
SPTN
VLGEA
WMK
IMKTA

Source: Public company filings, CapitalIQ, Bloomberg and Blackwells' analysis.

Retail EBITDA Margins Worst in Industry

SINCE Q4 2015, RESULTING IN SUPERVALU BECOMING THE **ABSOLUTE WORST PERFORMER** RELATIVE TO ITS PEER SET

Supervalu Retail LTM EBITDA and Margins



400
350
300
250
200
150
100
50
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
LTM Retail Adj. EBITDA ($mm)
LTM Retail Adj. EBITDA Margin (%)
Q4 '14
Q2 '15
Q4 '15
Q2 '16
Q4 '16
Q2 '17
Q4 '17
Q2 '18
LTM EBITDA
% LTM EBITDA Margin

LTM Retail EBITDA Margins (%)



8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
SVU
2.1%
3.8%
3.9%
4.0%
4.7%
4.8%
5.9%
7.0%
SVU
SPTN
VLGEA
Alb
KR
WMK
IMKTA
SFM

Source: Company filings and CapitalIQ

Wholesale Continues to Underperform

WE SEE NO SIGN OF THE "TURNAROUND"

- Although revenue has grown due to expensive acquisitions, organic EBITDA is essentially flat over a 3-year period
- Since the Wholesale acquisition of Unified Grocers in Q2 2018, year-over-year EBITDA margins have declined every quarter and return on assets have declined 200 to 400 bps year-over-year

Wholesale Performance (ex M&A)

$ in millions	FY '16	FY '17	FY '18
Wholesale Revenue	**$7,935**	**$7,705**	**$8,430**
% growth		(2.9%)	9.4%
Wholesale Adj. EBITDA	**$286**	**$283**	**$289**
% growth		(1.0%)	2.1%
% margin	3.6%	3.7%	3.4%
margin growth (bps)		7	(24)

Wholesale Performance with M&A

$ in millions	Q2 '17	Q2 '18	Q3 '17	Q3 '18	Q4 '17	Q4 '18
Wholesale Revenue	**$1,731**	**$2,556**	**$1,906**	**$2,738**	**$1,793**	**$2,888**
% growth		58.2%		51.5%		60.2%
Wholesale Adj. EBITDA	**$61**	**$82**	**$64**	**$71**	**$77**	**$91**
% growth		34.4%		10.9%		18.2%
% margin	3.5%	3.0%	3.4%	2.5%	4.3%	3.2%
margin growth (bps)		(53)		(90)		(113)
Annualized Return on Assets (%)	11.8%	9.8%	12.3%	8.5%	14.8%	10.9%

Source: Company filings.

Capital Markets Value Supervalu Earnings Below All Peers

VALUATION REFLECTS LACK OF CONFIDENCE IN TURNAROUND AND FUTURE EARNINGS STREAMS



EV / Estimated EBITDA (x)
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
SVU
5.1x
6.2x
6.3x
7.1x
7.6x
9.2x
10.9x
11.2x
11.5x
SVU
SPTN
IMKTA
KR
UNFI
USFD
SFM
PFGC
SYY

Source: Bloomberg, as of February 5, 2018

Short-Interest in Supervalu is Extremely High

DESPITE LOW VALUATION MULTIPLES, SUBSTANTIAL NUMBERS OF INVESTORS ARE ACTIVELY BETTING ***AGAINST*** THE "TRANSFORMATION" AT SUPERVALU


SVU
25.7%
Short Interest (%)
30%
25%
20%
15%
10%
5%
0%
12.2%
10.6%
9.9%
9.5%
8.1%
6.2%
3.6%
3.3%
2.3%
1.0%
SVU
SFM
WMK
IMKTA
UNFI
VLGEA
KR
USFD
SYY
SPTN
PFGC

Source: Bloomberg as of July 17, 2018

Sell-Side Analysts Dismiss Supervalu's "Transformation"

SUBSTANTIAL NUMBERS OF SELL-SIDE ANALYSTS BELIEVE THE STOCK WILL PERFORM IN-LINE OR WORSE THAN THE MARKET



Hold or Sell Recommendations (% of Total)
100%
90%
80%
70%
60%
50%
40%
30%
SVU
82%
88%
65%
63%
59%
46%
43%
38%
SVU
SPTN
UNFI
KR
SYY
PFGC
SFM
USFD

Source: FactSet as of July 17, 2018

Repeatedly Missing Earnings Guidance

SINCE Q2 2016 (SEPTEMBER 2015), SUPERVALU HAS LOWERED ITS FULL YEAR GUIDANCE ***EVERY QUARTER*** EXCEPT FOR Q2 2018

Period	Guidance	2 Day Stock Reaction	Change
Q4 '15	New Fiscal Year		FY '16 Sales & Adj. EBITDA to **modestly increase** versus last year
Q2 '16	Revised Down	(3.2%)	FY '16 Sales & Adj. EBITDA to be **flat to slightly higher** versus last year
Q3 '16	Revised Down	(23.5%)	FY '16 Sales and Adj. EBITDA to be **modestly lower** versus last year
Q4 '16	New Fiscal Year		FY '17 Adj. EBITDA to be **about the same** as last year
Q1 '17	Revised Down	(11.9%)	FY '17 Adj. EBITDA to be **lower than** last year
Q2 '17	Revised Down	(11.2%)	FY '17 Adj. EBITDA to be **~5.0% lower** than last year
Q3 '17	Revised Down	(11.7%)	FY '17 Adj. EBITDA to be **up to 11% below** last year
Q4 '17	New Fiscal Year		FY 2018 EBITDA to range between **$440mm to $460mm**
Q1 '18	New Acquisition		FY 2018 Adj. EBITDA, including Unified Grocers, to be **$475mm to $495mm**
Q2 '18	No Change	(19.0%)	No change
Q3 '18	Revised Down	(16.1%)	FY 2018 Adj. EBITDA, including Unified Grocers, to be **$475mm to $485mm**

Source: Supervalu filings and call transcripts provided by Bloomberg.

Sell-Side Earnings Estimates Continuously Come Down

WALL STREET ANALYST ESTIMATED EBITDA AND ADJUSTED EARNINGS PER SHARE (ADJ. EPS) HAVE CONTINUED TO DECLINE OVER MULTIPLE YEARS

Consensus FY 2018 EBITDA Estimate ($mm)



Consensus FY 2018 EBITDA Estimate ($mm)
$940
$840
$740
$640
$540
$440
2015
2016
2017
2018

Consensus FY 2018 Adj. EPS Estimate ($)



Consensus FY 2018 Adj. EPS Estimate ($)
$7
$7
$6
$6
$5
$5
$4
$4
$3
$3
$2
2015
2016
2017
2018

Note: Includes downgrades associated with Save-a-Lot disposition.
Source: Bloomberg

Missing Long Term Projections

SUPERVALU MANAGEMENT SUBSTANTIALLY UNDERACHIEVED THE LONG-TERM FINANCIAL PROJECTIONS IT PROVIDED TO INVESTORS IN 2013

"I've been working on those projects since July, and I was very much a part of building the model for this new company, along with all the other great people at Albertsons LLC. And I will just say I'm very comfortable with the [forecast]."

— **CEO Sam Duncan on** Q4 2013 earnings call

Adjusted EBITDA ($mm)	FY '14E	FY '15E	FY' 16E
Projection	$794	$825	$888
Adjusted Projection (a)	$909	$880	$943
Actual	$772	$789	$771
% Variance	**(15%)**	**(10%)**	**(18%)**

Source: SEC Tender offer document filed on January 25, 2013, company filings and Blackwells' analysis.
a) Includes $60mm of incremental TSA revenue in FY '14E and $55mm of administrative cost reductions for all years that were not included in the original projection

B.

The Board Failed in Each of its Core Responsibilities

The Supervalu directors must be held responsible for the Company's underperformance

Report Card:
Underperformance Tied to Board Failures

	Board Responsibility	Criteria	Assessment	Supervalu Grade
1	**Strategy**	Vet and adopt a differentiated, winning strategy	Focus on growth at any cost over returns	FAIL
2	**Execution**	Oversee business execution and hold management accountable	Persistent poor execution	FAIL
3	**Executive Leadership**	Recruit and retain talented executive managers	Five CEOs in 9 years; shortest management tenure in industry because of executive churn	FAIL
4	**Compensation**	Align incentive compensation with strategy execution	Pay increases while stock value and financial performance declines	FAIL
5	**M&A and Capital**	Carefully review M&A and other uses of corporate capital	$10 billion destroyed in Albertons deal alone; no buyback or dividend, unlike peers	FAIL
6	**Disclosure**	Ensure accurate, intelligible disclosures with sufficient transparency for informed investment decisions	Confusing financial disclosures; shifting definitions; use of “discontinued ops” to obfuscate	FAIL
7	**Investor Engagement**	Engage investor communications	Lack of investor engagement, with minimum disclosures and unsatisfying levels of interaction	FAIL
8	**Environment, Social, Governance**	Oversee the company’s environmental, social and governance protections to enable long-term sustainability	Seeming lack of concern for food supply, sustainability, union pensions and governance	FAIL

Rudderless Shifts of Strategy

"Become America's Neighborhood Grocer"

(2011)

"Having Three Distinct Segments [Wholesale, Retail and Hard Discount Retail] within the same organization provides a unique, compelling and exciting business proposition"

(2013)

"The Leading Distributor of Consumable Products and Provider of Services to Retailers"

(2016)

"The Grocery Supplier of Choice for Retailers"

(2018)

Source: Company filings.

Supervalu's Strategy Emphasizes Growth Through Acquisition… Again

SUPERVALU'S BOARD HAS OVERSEEN THIS FAILED STRATEGY OF M&A FUELED GROWTH AND MISMANAGEMENT OF ASSETS BEFORE

Expensive Acquisition → Lever up Balance Sheet → Mismanage Assets → Stock Price Declines → Exit Assets and Refocus

Failed Retail Expansion Strategy 2006 - 2013

Expensive Acquisition	Lever up Balance Sheet	Mismanage Assets	Stock Price Declines	Exit Assets and Refocus
Acquisition of Albertsons in 2006 for 7.0x EV / EBITDA	Leverage increases from 1.1x to 4.2x	EBITDA declines (43%) and margins compress from 6.1% to 4.4% between Q4 '08 and Q2 '13	Stock price declines (96%) from July 2007 to July 2012 when company is forced to evaluate sale of Albertsons stores	Albertsons assets are sold for 4.0x EBITDA to Cerberus

Repeating Failed Strategy for Wholesale Expansion 2017 - ?

Expensive Acquisition	Lever up Balance Sheet	Mismanage Assets	Stock Price Declines	Exit Assets and Refocus
Acquisition of Unified Grocers and AG of Florida for 11.1x and 9.7x EV / EBITDA, respectively	Leverage increases from 2.4x to 3.9x	First financial report after Unified Grocers acquisition leads to decline in EBITDA margins	Supervalu stock declines approximately (25)% in January 2018 as investors digest bad news from Q3 2018 financial result	?

Source: Company filings and Blackwells' analysis.

What's Wrong With This (Strategy) Picture?

THE MARKET DOES NOT APPEAR TO BELIEVE IN THE "TRANSFORMATION" ANNOUNCED ON THE Q4 2016 EARNINGS CALL

Stock Price	Analyst Mean Target Price	Short Interest (As % of Float)


$37.45
$14.24
April 26, 2016
Feb. 5, 2018


$47.25
$21.56
April 26, 2016
Feb. 5, 2018


17.4%
4.7%
April 26, 2016
Feb. 5, 2018

Source: Bloomberg

Is Current Strategy The Result of a Plan or Mismanagement?

WE BELIEVE SUPERVALU BACKED-INTO ITS CURRENT STRATEGY OF BEING A WHOLESALE COMPANY AS RETAIL EARNINGS HAVE PRECIPITOUSLY DECLINED DUE TO MISMANAGEMENT

- Three years ago, Supervalu's Retail and Wholesale segments generated the same EBITDA



Unified Grocers
Acquisition Contributes to
Wholesale EBITDA
Mark Gross
joins as CEO
Same
EBITDA
$400
$350
$300
$250
$200
$150
$100
$50
$0
LTM EBITDA ($mm)
Impact of acquisitions
Wholesale LTM Adj. EBITDA
Impact of mismanagement
Retail LTM Adj. EBITDA
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18

Source: Supervalu filings and Blackwells' analysis.

Lazy and Unfocused Marketing Efforts

FOOD RETAIL 101 DICTATES THAT MARKETING NEEDS TO BE TAILORED TO THE INTERESTS AND NEEDS OF THE LOCAL CUSTOMER

- Supervalu's retail advertising and marketing utilizes the same advertising flyers across its banners despite each banner representing a different demographic customer



Hornbacher's
Freshness & quality since 1951
Don't forget! Valentine's Day is Wednesday, Feb 14th
6 99 lb
Stockman & Dakota Premium Angus Beef T-Bone Steak
Dozen Premium Long Stem Roses
19 99
Cub
6 99 lb
USDA Choice Beef Loin T-Bone Steak
Dozen Premium Long Stem Roses
19 99
Shop 'n Save
5 99 lb
100% Angus Beef T-Bone Steak
Dozen Red Rose Bouquet
16 99
sale!
3 99 ea
3 $5 for

"Ads will now be written locally and cater to each individual market"

— CEO Sam Duncan April 24, 2013 on Supervalu Q4 2013 earnings call

Underinvestment in Retail Capex

THE RETAIL SEGMENT HAS UNDERINVESTED IN CAPEX, SPENDING APPROXIMATELY 1.0% TO 2.0% OF SALES, WHILE COMPETITORS HAVE AVERAGED CAPEX SPEND ABOVE 2.5%



Grocery Retail Capex Spend as a Percentage of Revenue
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
FY '14
FY '15
FY '16
FY '17
FY '18
FY '19E
FY '20E
SVU - Retail
KR
Ahold-Delhaize
VLGEA
WMK
IMKTA
SFM

Source: Supervalu filings, CapitalIQ and Bloomberg.

Rudimentary Execution in Retail Stores is Lacking

HOW OFTEN HAS THE BOARD VISITED SUPERVALU'S RETAIL STORES?

> "I think investors are going to appreciate the fact that this management team is doing the right thing to keep the stores in the right shape and even if it means a modest, short-term impact to our adjusted EBITDA"
>
> — CFO Bruce Besanko October 17, 2013, Supervalu Q2 2014 earnings call

Did they observe, and ignore, what we observed?

Or did they just believe management?

Retail Stores - Unappealing Entrance and Façade

SUPERVALU WELCOMES ITS CUSTOMERS TO ITS BRANDS WITH BROKEN SIGNAGE




SHOPPERS

Retail Stores – Worn Down Facilities

SUPERVALU RETAIL FACILITIES ARE IN DIRE NEED OF INVESTMENT AS WE OBSERVED HOLES AND CRACKS IN THE FLOOR, SIGNIFICANT SCUFF MARKS, BROKEN WALL TILES AND HOLES IN THE CEILING


sourced seafood!
fresh







Retail Stores – Dated and Broken Fixtures

WE OBSERVED MULTIPLE INSTANCES OF OUTDATED AND BROKEN FIXTURES






6.79

BEEF



Retail Stores – Frequent Out-of-Stock Inventory

OUT OF STOCK INVENTORY AND MESSY SHELF DISPLAYS WERE PREVALENT THROUGHOUT THE SUPERVALU RETAIL STORES




Sale!
99¢
Sale!








Sale!
Sale!





Retail Stores – Ineffectual Marketing Displays

INEFFECTUAL MARKETING WAS PREVALENT THROUGHOUT THE SUPERVALU RETAIL STORES


BAKING NUTS
One price. All month.
HOT spot


REDUCED FOR QUICK SALE




Sale!
SAFE WTR


Sale!


INTRODUCING
eXtra SAVINGS!
multi-week savings you can count on!
2.99
eXtra SAVINGS!
2/5.00


eXtra SAVINGS!
TRY WHAT'S NEW!


Sale!
Sale!
1.99

Retail Stores – Unappetizing Product Display

UNAPPETIZING PRODUCT DISPLAYS AT SUPERVALU RETAIL STORES INCLUDED DRIED SPILLS, GREASY LABELS, MESSY FOOD DISPLAYS, BROWNED ORANGES AND UNAPPETIZING SEAFOOD




Marinated Chicken Wings
Ready to Cook










fresh!

Retail Stores – Disorganized and Cluttered

POOR IN-STORE EXECUTION SPEAKS TO THE CULTURE AND BASIC STANDARDS OF THE RETAIL BUSINESS


"The Farm Fresh Way" Execution Excellence
with Friendly Service


Bakery









Retail Stores – Filthy or Out of Order Bathrooms

BATHROOMS AND WATER FOUNTAINS WERE REGULARLY OUT-OF-ORDER, WHILE THOSE THAT WERE FUNCTIONING WERE LEFT IN FILTHY CONDITIONS




CAUTION


OUT OF
ORDER
DO NOT USE
OUT OF
ORDER




Saving





Executive Leadership and Compensation

SUPERVALU HAS HAD 5 DIFFERENT CEOS OVER THE COURSE OF THE LAST 9 YEARS

Despite a **total shareholder return of negative 86%** over this 9 year time period, the Supervalu board has authorized **total CEO payments of $99.2mm**

2006











2017

	Jeff Noddle	Craig Herkert	Wayne Sales	Sam Duncan	Mark Gross
Start Date	January 2006 (a)	May 2009	July 2012	January 2013	February 2016
End Date	May 2009	July 2012	Feb 2013	October 2015	Current
Result	Fired by Board	Fired by Board	Replaced by Board	Retired	Current
Stock Return (%)	(46%)	(86%)	N/A (b)	12%	(52%)
Compensation	$31.6mm	$22.2mm	$9.6mm	$21.2mm	$14.5mm
Tenure	3.3 years	3.2 years	0.5 years	2.7 years	2.3 years
Background	Internal	External	Board Member	External	External

a) For the purposes of this analysis, we include Jeff Noddle's compensation and assume a start date of January 23, 2006 representing the date the Supervalu Board authorized the acquisition of Albertsons stores. Jeff Noddle was originally appointed CEO June 27, 2001
b) Short tenure of less than 7 months

Revolving Door of Personnel in Executive Suite

THE EXECUTIVE LEADERSHIP SUITE HAS BEEN A REVOLVING DOOR OVER THE PAST 6 YEARS

Supervalu Executive Leadership Changes 2012 through 2018

	2012	2013	2014	2015	2016	2017	2018
CEO	Craig Herkert	→ Wayne Sales	Sam Duncan	→	→	Mark Gross	→
CFO	Sherry Smith	→	Bruce Besanko	→	Susan Grafton; Bruce Besanko	→	Rob Woseth
Save-a-Lot CEO	Santiago Roces	Ritchie Casteel	→	→	Eric Claus	N/A	N/A
EVP Retail	Peter Van Helder	Kevin Holt; Mark Van Buskirk	→	→	→	Anne Dament	→
EVP Wholesale	Leon Bergmann	Janel Haugarth	→	→	Michael Stigers	→	→

Source: Company filings and Blackwells'' analysis.

Why Can't This Board Grow or Retain a Management Team?

THE AVERAGE TENURE OF SUPERVALU EXECUTIVES IS ONLY 2 YEARS

Average Tenure of Executives [a]



SVU
2 Years
SFM
4 Years
UNFI
5 Years
SPTN
6 Years
KR
13 Years
WMK
14 Years
VLGEA
21 Years
IMKTA
28 Years

CEO Changes Since Jan 1, 2012



UNFI 0
IM 1
KR 1
SPTN 1
VLGEA 1
WMK 1
SFM 2
SVU 3
SVU
3

CFO Changes Since Jan 1, 2012



IMKTA 0
KR 0
WMK 0
UNFI 1
VLGEA 1
SFM 2
SPTN 3
SVU 4
SVU
4

a) Source: FactSet. Calculated by FactSet as average tenure at the Company among management team members it profiles.

Failure to Align Executive Compensation with Performance

THE SUPERVALU BOARD HAS FAILED TO ALIGN EXECUTIVE COMPENSATION WITH PERFORMANCE

- Supervalu has seen two consecutive years of significant stock price and Adj. EBITDA declines
- Yet in FY 2018, the board of directors awarded every named executive officer of the Company a significant increase in total compensation

Financial and Stock Performance

$ in millions (except stock price)	FY '16	FY '17	FY' 18
Stock Performance			
Stock Price	34.51	$27.44	$13.73
% change		(20.5%)	(50.0%)
Financial Metrics			
Adj. EBITDA	$527	$483	$442
% change		(8.3%)	(8.5%)
Retail EBITDA	$247	$163	$130
% change		(34.0%)	(20.2%)
Net Cash From Ops.	$426	$364	$135
% change		(14.6%)	(62.9%)

Named Executive Officer Compensation

$ in millions	FY '17	FY '18	% Chg
Mark Gross (CEO)	$4.7	$6.0	**+26%**
Rob Woseth (CFO)	$1.3	$1.8	**+35%**
James Weidenheimer – EVP	$1.9	$2.0	**+8%**
Michael Stigers (EVP)	$1.4	$1.9	**+42%**
Randy Burdick (EVP)	$1.3	$1.8	**+38%**

Source: Supervalu public filings and Bloomberg.

CEO Compensation Out of Line

OVER THE LAST 10 YEARS, THE SUPERVALU BOARD HAS AWARDED ITS CEOS SUBSTANTIAL COMPENSATION COMPARED TO ITS PEERS, DESPITE GLARINGLY WORSE TOTAL SHAREHOLDER RETURNS

Retailer and Wholesaler CEO Compensation ($ mm) [a]



SVU
$78
$9
$16
$36
$38
$49
IMKTA
VLGEA
SPTN
WMK
UNFI
SVU

Retail and Wholesaler Shareholder Return [b]



138%
85%
66%
51%
(10%)
(92%)
Decline
SVU
SPTN
WMK
VLGEA
IMKTA
UNFI

Source: Company filings and Bloomberg

a) Last 10 years of total CEO compensation.

b) Shareholder return between February 23, 2008 and February 24, 2018, which are the financial periods covered for Supervalu's CEO compensation.

De-emphasis of Retail as a Bonus Metric

THE SUPERVALU BOARD'S DE-EMPHASIS OF RETAIL ID STORE SALES AS A BONUS METRIC IS CORRELATED TO THE DECLINES IN RETAIL'S OPERATING PERFORMANCE AS MANAGEMENT FOCUSED ELSEWHERE

- In 2015, the last year Supervalu generated positive Retail comp store sales growth, 25% of management's annual bonus was determined by Retail comp store sales growth
- Over the past four years, the Board has phased out the use of retail comp store performance as a bonus metric
- Retail performance metrics have fallen with comp store sales deeply negative

De-emphasis of Retail Metrics Leads to Retail Results Decline

	FY '15	FY '16	FY '17	FY '18
BONUS METRICS				
Retail Comp Store Sales (% Bonus Weight)	25%	15%	10%	0%
ID Store Sales Bonus Target	+3.5%	+2.95%	+0.6%	TBD
ACTUAL RESULTS				
Retail Comp Store Sales	+1.0%	(2.5%)	(5.5%)	(2.5%)
Retail EBITDA	$295mm	$247mm	$163mm	$127mm

Source: Supervalu annual proxy statements, public filings and Blackwells' analysis.

Easing Executive Compensation Metrics to Reward Failure

IN LIGHT OF DECLINING FINANCIAL PERFORMANCE, THE BOARD OF DIRECTORS HAS MOVED AWAY FROM USING OBJECTIVE FINANCIAL METRICS TO MEASURE EXECUTIVE PERFORMANCE

- In FY 2016, the board introduced a non-GAAP metric titled “Adjusted Overhead Expense” and in FY 2018 introduced the even more subjective “Progress Towards Business Transformation” metric
- The metric “Progress Towards Business Transformation” was assigned a bonus weighting of 20%; the board of directors assigned an achievement rate of **200%** for this metric in FY 2018!
- Minimum performance thresholds have been reduced from 97% to 85%

	FY ’15	FY ’16	FY ‘17	FY ‘18
Financial Metrics				
Consolidated Sales	N/A	N/A	N/A	30%
Consolidated Adj. EBITDA	30%	30%	45%	50%
Wholesale Sales	20%	20%	35%	0%
Retail Sales	25%	15%	10%	0%
Save-A-Lot Sales (Discontinued in FY ’17)	25%	15%	0%	0%
Subtotal Financial Metrics	**100%**	**80%**	**90%**	**80%**
Minimum Performance Thresholds				
Adj. EBITDA Threshold	97%	95%	95%	85%
Consolidated Sales Threshold	N/A	N/A	N/A	85%
Subjective Metrics				
Adjusted Overhead Expense	0%	20%	10%	0%
Progress Towards Business Transformation	N/A	N/A	N/A	20%

Source: Supervalu annual proxy statements, public filings and Blackwells’ analysis.

Poorly Constructed Compensation Metrics

WE BELIEVE SUPERVALU'S BOARD STRUCTURED MANAGEMENT COMPENSATION PLANS THAT ENCOURAGE VALUE DESTRUCTIVE BEHAVIOR

- Supervalu's history of shareholder destructive acquisitions is due to the formulation of incentives that are based on aggregate sales and EBITDA goals, **with no capital charge or shareholder-return metric**
- Supervalu FY '18 bonus weightings: Consolidated Sales (30%), Consolidated EBITDA (50%)
- The board effectively incentivized management to spend as much of shareholders' capital as possible on growth, without regard to whether that spending would create or destroy value
- Supervalu's wholesale distribution peers have some portion of executive compensation tied to a return on capital metric:

Company	Compensation Metric
Food Wholesale	
unfi	Long-term incentive tied to ROIC, Short term incentive tied to Debt / EBITDA
SpartanNash	Long-term incentive tied to ROIC
Foodservice Distribution	
Sysco	Long-term incentive tied to ROIC
US Foods	Short and long-term incentives tied to ROIC

Source: Company proxy filings.

4

Compensation Plan Incentivized Growth Without Returns

FOR THE PAST FIVE YEARS, SUPERVALU'S BOARD OF DIRECTORS HAS INCENTIVIZED MANAGEMENT TO GROW EBITDA AND SALES, WITH NO REGARD FOR USE OF CAPITAL OR SHAREHOLDER VALUE

- This misguided pursuit for growth has led to declining margins and returns on invested capital (ROIC) in every single quarter since Mark Gross was appointed CEO in Q4 2016

"A key element of bringing my vision close to reality is a greater level of growth and acquisition activity"
— CEO Mark Gross, April 26, 2016

LTM EBITDA Margin (%)


4.3%
4.3%
4.3%
4.1%
4.0%
3.8%
3.5%
3.2%
3.1%
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18

LTM Adj. ROIC (%) (a)


9.3%
8.5%
8.2%
7.6%
7.2%
7.2%
6.6%
6.2%
5.9%
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18

Source: Company filings and Blackwells analysis
a) Calculated as Adjusted NOPAT / Average Capital Employed

Supervalu's Executives Fly Private, At Shareholders' Expense

SUPERVALU HAS BEEN INCURRING EXPENSES ASSOCIATED WITH A PRIVATE JET

- Minneapolis – Saint Paul International Airport is located 14 miles from Supervalu's headquarters and offers direct non-stop flights to every major Retail banner they own and 136 domestic non-stop locations
- Supervalu's distribution peers SPTN, UNFI, PFGC, USFD and CORE ***do not*** possess a private plane
- Supervalu's CEO is also permitted to use the plane for personal travel


N135FT

Albertsons Acquisition Destroyed Shareholder Value

SUPERVALU'S ACQUISITION OF ALBERTSONS LED TO THE DESTRUCTION OF OVER $10BN IN VALUE

- Over the life of the transaction Supervalu's stock price declined by 87% and its enterprise value declined by $10.2bn

	January 2006 Acquisition	January 2013 Sale	% Change
Deal Metrics			
Deal Price	$12.4bn	$3.3bn	
EBITDA	$1.8bn	$0.8bn	
Units	1,126	874	
Deal Valuation Metrics			
EV / EBITDA	7.0x	4.0x	(44%)
EV / Store	$11.0mm	$3.8mm	(66%)
Supervalu Enterprise Valuation			
Share Price	$166.69	$24.29	(87%)
Market Cap	$5.0bn	$0.6bn	(87%)
Enterprise Value	$13.8bn	$3.6bn	(75%)

Source: Bloomberg, Supervalu public filings and Blackwells analysis.

Buying at High Multiples, Selling at Low Multiples

SUPERVALU'S SALE OF THE ALBERTSONS BANNERS IN 2013 WAS AT A SUBSTANTIAL DISCOUNT TO PEERS

- The Supervalu board authorized the sale of its Albertsons retail banners to Cerberus at an EV / EBITDA valuation multiple of 4.0x. The average trading multiples of its supermarket peers at the time was 5.3x
- **Supervalu public shareholders were not given an opportunity to vote on the transaction**

Transaction Metrics

Revenues	$17.6bn
EBITDA (b)	$0.8bn
% margin	4.8%
Transaction Terms	
Cash	$0.1bn
Assumed Debt	$3.2bn
Total Value	**$3.3bn**
Equity Component of Value	3.0%
EV / EBITDA	**4.0x**

Comparable Public Trading Multiples (a)

Company	EV / EBITDA
Kroger	5.2x
Safeway	4.6x
Weis Markets	5.3x
Village Supermarkets	5.3x
Ingles Markets	5.9x
Average	**5.3x**

a) LTM EV / EBITDA trading multiples as of January 9, 2013 from CapitalIQ.
b) Based upon Supervalu pre-transaction and post-transaction EBITDA disclosed in public lender presentation filed on January 29, 2013

Save-A-Lot Sale Was a Huge Disappointment for Shareholders

SUPERVALU'S PROPOSED TAX-FREE SPIN-OFF TO SHAREHOLDERS HARMED INVESTORS, ENDING IN A LOWER-THAN-EXPECTED SALE VALUATION TO A FINANCIAL BUYER

STOCK PRICE TUMBLED 24%+ IN THE WEEKS FOLLOWING THE SALE and EARNINGS ANNOUNCEMENT

- **Management regularly touted Save-A-Lot as a great business with excellent growth prospects**
  - *"This chain [Save-A-Lot] presents an incredible opportunity for Supervalu" (a)*
- **Supervalu stockholders initially expected to receive 80.1% of Save-A-Lot in a tax-free spin-off**, which was later revised to a 60% *taxable* distribution of shares to stockholders
- **Save-A-Lot was ultimately sold well-below expectations** to private equity firm Onex Partners for $1.365 Billion, with an implied value of 6.6x 2016 Estimated EBITDA:

– **Discounted Sale to Onex Partners**:	**6.6x 2016e EBITDA; $1.365 Billion** (b)
– **Morgan Stanley valuation expectation** (c):	**9.0x 2016e EBITDA; $2.06 Billion**
– **Pivotal Research valuation expectation** (d):	**8.0x EBITDA; $1.835 Billion**
– **Reuters valuation expectation** (e):	**7.8x 2016e EBITDA; $1.80 Billion**

Post Sale Commentary and Market Reaction

- ***"Is [the sale of] Save-A-Lot dilutive?"; "Yeah, you bet. It is likely to be dilutive."*** 10/19/2016 SVU Earnings Call Scott Mushkin, Wolfe Research to Bruce Besanko, Supervalu CFO
- ***"We see this as a neutral end to what had the potential to be a value creation event."*** 12/2016 Morgan Stanley
- ***"In addition to identifying Save-A-Lot as being a fundamentally attractive concept, we came to view that it was also not being well run by SUPERVALU."*** 7/2017 comments from Save-A-Lot Acquirer, Onex Partners

SVU's stock drops from $37.10 on 10/17/2016 to $28.07 on 11/3/2016



1.75mm
1.50mm
1.25mm
1.00mm
750000
500000
250000
0
36
34
32
30
28
Oct-17-2016
Oct-24-2016
Oct-31-2016

Capital IQ

Sources
(a) Sam Duncan, CEO, April 24, 2013 Q4 2013 Earnings Call; (b) Using a 2016e EBITDA of $207 million ; (c) Morgan Stanley research report June 10, 2016, using a 2016e EBITDA of $229 million; (d) Pivotal Research report August 10, 2016 using a 2016e EBITDA of $229 million; (e) https://www.reuters.com/article/supervalu-savealot-idUSL1N1AB0F9 using a 2016e EBITDA of $229 million

Buying High and Selling Low is Poor Capital Stewardship

SUPERVALU HAS CONSISTENTLY SOLD ASSETS AT INDUSTRY LOW MULTIPLES AND ACQUIRED ASSETS AT INDUSTRY HIGH MULTIPLES



Supervalu Buying (x)
Supervalu Selling (x)
EV / LTM EBITDA Multiple (x)
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
4.0x
6.4x
6.5x
6.9x
7.1x
7.1x
7.6x
9.0x
9.7x
10.8x
11.1x
Albertsons
Save-a-Lot
Safeway
Roundy's
The Fresh Market
Harris Teeter
Delhaize
Arden Group
Associated Grocers of Florida
Whole Foods
Unified Grocers

Source: Selected Unified Grocers and Whole Foods, Inc. proxy statement valuation comps and Blackwells analysis.

BLACKWELLS CAPITAL

Supervalu's Board Has Ignored Legitimate M&A Inquires

WE BELIEVE THE SUPERVALU BOARD HAS IGNORED INTEREST FROM POTENTIAL ASSET BUYERS

- A *bona fide* inquiry from a strategic buyer has been ignored by Supervalu
- We are also aware of other financial buyers that have inquired about various assets; Supervalu has refused to engage



follow-up to our discussions, I wante
ow that despite our indication of interest in
ne purchase of certain Shop N' Save assets at
Supervalu, we continue to be stonewalled and
prevented by the company from participating in
sale process. We initially responded to a press rel
indicating the company's desire to sell or close th
stores. We perceived inititial interest from manag
and were instructed to speak with their investm
nker about next steps. Unfortunately, the in
ker refused to allow us to move forward
tingly indicating that the company
ey were in relating to the

No Capital Return Policy for Shareholders

SUPERVALU IS THE ONLY ONE OF ITS PEERS WITH NO CURRENT CAPITAL RETURN POLICY

- Supervalu has not paid a dividend or repurchased a single share in six years (since July 2012)

Company	Dividend	Buyback
SUPERVALU	✗	✗
SpartanNash	✓	✓
unfi		✓
ingles	✓	
SPROUTS FARMERS MARKET		✓
Kroger	✓	✓
VILLAGE SUPER MARKET	✓	✓
weis	✓	
CASEY'S GENERAL STORE	✓	✓
Core-Mark	✓	✓
Smart & Final		✓
Sysco	✓	✓

Source: Company filings and Bloomberg.

Supervalu Has Restated Its Financials, Confusing Analysts

IN ITS 2018 ANNUAL REPORT, SUPERVALU HAS RESTATED ITS HISTORICAL FINANCIALS

- The Revised Disclosure makes it appear as if Adjusted EBITDA increased +1.6% from 2014 to 2017, compared to declining -2.2% under previous disclosures
- Adjusted EBITDA margins appear to have expanded by +28bps over that period, compared to compressing -10bps previously
- The restatements confuse investors

	FY '14	FY '15	FY '16	FY '17	3-Year CAGR
FY '17 Annual Report					
Sales	12,997	13,277	12,907	12,480	(1.3%)
% growth		2.2%	(2.8)%	(3.3)%	
Adjusted EBITDA	516	550	527	483	
% growth		6.6%	(4.2)%	(8.3)%	(2.2%)
% EBITDA Margin	4.0%	4.1%	4.1%	3.9%	**Growth (bps)**
YoY growth (bps)		17	(6)	(21)	(10)
FY '18 Annual Report					
Sales	11,239	11,514	11,283	10,912	(1.0%)
% growth		2.4%	(2.0)%	(3.3)%	
Adjusted EBITDA	399	426	434	418	
% growth		6.8%	1.9%	(3.7)%	1.6%
% EBITDA Margin	3.6%	3.7%	3.8%	3.8%	**Growth (bps)**
YoY growth (bps)		15	15	(2)	28

2017 Annual Report

ITEM 6. SELECTED FINANCIAL DATA

(Dollars and shares in millions, except per share data and stores)	2017 (52 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)
Results of Operations				
Net sales	$ 12,480	$ 12,907	$ 13,277	$ 12,997
Cost of sales	10,693	11,033	11,379	11,111
Gross profit	1,787	1,874	1,898	1,886
Selling and administrative expenses	1,589	1,570	1,648	1,647
Goodwill and intangible asset impairment charges	15	6	—	—
Operating earnings (loss)(1)	183	298	250	239
Interest expense, net(2)	181	195	242	404
Equity earnings in unconsolidated affiliates	(5)	(5)	(4)	(2)
Earnings (loss) from continuing operations before income taxes(1)(2)	7	108	12	(163)
Income tax (benefit) provision	(20)	24	(13)	(69)
Net earnings (loss) from continuing operations	27	84	25	(94)
Income (loss) from discontinued operations, net of tax	627	102	174	283
Net earnings (loss) including noncontrolling interests	654	186	199	189
Less net earnings attributable to noncontrolling interests	(4)	(8)	(7)	(7)
Net earnings (loss) attributable to SUPERVALU INC.	$ 650	$ 178	$ 192	$ 182
Net earnings (loss) from continuing operations per share—diluted	$ 0.09	$ 0.28	$ 0.07	$ (0.40)
Financial Position of Continuing Operations				
Working capital(4)	$ 528	$ 248	$ 319	$ 288
Total assets(5)	$ 3,580	$ 3,381	$ 3,466	$ 3,423
Total debt and capital lease obligations	$ 1,475	$ 2,514	$ 2,689	$ 2,729
Stockholders' equity (deficit)	$ 376	$ (441)	$ (646)	$ (738)
Other Statistics of Continuing Operations				
Dividends declared per share	$ —	$ —	$ —	$ —
Weighted average shares outstanding—diluted(6)	268	268	264	258
Depreciation and amortization	$ 207	$ 210	$ 223	$ 242
Capital expenditures(7)	$ 199	$ 172	$ 162	$ 70
Adjusted EBITDA(8)	$ 483	$ 527	$ 550	$ 516

2018 Annual Report

(Dollars and shares in millions, except per share data and stores)	2018 (52 weeks)	2017 (52 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)
Results of Operations					
Net sales	$ 14,157	$ 10,912	$ 11,283	$ 11,514	$ 11,239
Operating earnings	193	195	241	164	168
Net earnings (loss) from continuing operations	49	35	49	(23)	(133)
Net earnings (loss) from continuing operations per share—diluted(1)	$ 1.25	$ 0.81	$ 1.06	$ (0.82)	$ (3.86)
Weighted average shares outstanding—diluted(1)	38	38	38	38	36
Financial Position					
Total assets	$ 4,387	$ 3,580	$ 4,370	$ 4,434	$ 4,283
Total debt and capital lease obligations	$ 1,923	$ 1,475	$ 2,524	$ 2,693	$ 2,734
Stockholders' equity (deficit)	$ 505	$ 376	$ (441)	$ (646)	$ (738)
Other Statistics of Continuing Operations					
Depreciation and amortization	$ 197	$ 173	$ 175	$ 186	$ 198
Adjusted EBITDA(2)	$ 436	$ 418	$ 434	$ 426	$ 399

Source: Company filings and Blackwells' analysis.

What Was FY 2017 EBITDA?

SUPERVALU HAS MADE ITS FY 2017 RESULTS BY SEGMENT INCOMPARABLE ON A HISTORICAL BASIS

- The April 2018 financial results release have different Adjusted EBITDA results for FY 2017 from the April 2017 release, making it impossible for investors to understand how the business is actually performing, in our opinion

Supervalu 2017 EBITDA Disclosure

$ in millions	April 2017 Release		April 2018 Release
Wholesale Adj. EBITDA	$283	→	$270
Retail Adj. EBITDA	$163	→	$125
Corporate Adj. EBITDA	$37	→	$23
Total Adj. EBITDA	**$483**		**$418**


April 2017 Release
April 2018 Release

Why has FY '17 Wholesale Adj. EBITDA declined $13mm between releases?

Source: Supervalu's fourth quarter 2017 and 2018 financial results news release issued on April 25, 2017 and April 24, 2018, respectively.

What Was FY 2018 EBITDA?

FOR ITS FY 2018 RESULTS, SUPERVALU FURTHER CONFUSED INVESTORS BY PUBLISHING A TOTAL OF SIX DIFFERENT EBITDA CALCULATIONS AS KEY OPERATING METRICS FOR THE BUSINESS

- Each of the different EBITDA metrics showed a different Year over Year growth percentage, obfuscating and confusing investors on the trends of the business
- For the most important metric, "Adjusted EBITDA – Revised Definition – Continuing Ops." the Company did not provide a FY 2017 reference for historical purposes
- Additionally, the Company did not provide 3 years of historical financials or the prior year's quarterly results for the restated financials, making analysis and comparison difficult

$ in millions	FY '17	FY '18	% Change
Adjusted EBITDA	$483	$478	(1.0%)
Adjusted EBITDA – Continuing Operations	$418	$436	+4.3%
Adjusted EBITDA excluding TSA & Retail	$224	$258	+15.2%
Pro Forma Adjusted EBITDA – Continuing Operations	$454	$449	(1.1%)
Adjusted EBITDA – Revised Definition	$481	$442	(8.1%)
Adjusted EBITDA – Revised Definition – Continuing Ops.	**?**	**$399**	**?**

Source: Supervalu's fourth quarter 2018 financial results news release issued on April 24, 2018.

Confusing Financial Disclosures Mask Underperformance

SUPERVALU'S BOARD IS PERMITTING THE USE OF MUDDLED FINANCIAL DISCLOSURES, WHICH CONFUSE INVESTORS ABOUT THE PROGRESS OF ITS TURNAROUND EFFORTS

- We have seen these tactics previously used by Supervalu during Cerberus' ownership

Tactics	Actions Taken in 2013	Current Efforts	Implications
Redefinition of EBITDA	Introduced Albertsons Transition Services Agreement ("TSA") which masked the underperformance of core operating results	Revised definition of EBITDA to add back stock compensation expense and non-cash pension and OPEB income / expense, which lowers the hurdle to achieve year-over-year results after benefiting from increases in pension income in FY '18	We believe Supervalu may be massaging financial disclosure to mask continued financial underperformance
Migrating Under-performing Assets into "Discontinued Operations"	Discontinued and sold Albertsons stores which provided an immediate uplift to the Company's future financial results as they did not bear the burden of the unprofitable Albertsons assets	Moved 98 of the Company's 212 stores (46%) into discontinued operations allowing the Company to claim its first quarterly positive comp store sales result in years as the worst performing stores were carved out	Provides investors false sense that financial performance of business is improving, when in reality the Company is just not reporting its weakest performing assets
Not providing Historical Restated Financial Results	Never provided restated historical financials, creating asymmetric understanding of business performance between Supervalu public investors and substantial investor (Cerberus)	Have not provided historical ID store sales of continuing retail stores and have not provided restated historical results for continuing operations on a quarterly basis	Investors are unable to forecast quarterly results and struggle to track progress of business as historical financial disclosure is no longer relevant

Supervalu Continues to Confuse Shareholders

AS RECENTLY AS JULY 17, 2018, SUPERVALU USED CHERRY-PICKED DATA TO CLAIM ITS TURNAROUND OF RETAIL WAS PROCEEDING WELL. THE CHART IT USES ONLY INCLUDES 54% OF ITS STORE BASE.



Improving Identical Store Sales Within Retail
SUPERVALU
We Deliver
Identical store sales for continuing ops have sequentially improved over the past five quarters and were positive in Q4F18
CONTINUING OPS BANNERS (CUB, HORNBACHER'S, SHOPPERS)
($'s in Millions)
Fourth Quarter
F17
F18
% Change
Total Sales
$694
$690
(0.6%)
ID Sales vs. Prior Yr
(5.8%)
0.1%
5.9%
Cub
SHOPPERS
Hornbacher's
ID SALES OVER LAST FIVE QUARTERS
Q4F17
Q1F18
Q2F18
Q3F18
Q4F18
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
26

- "Improving Identical Store Sales" claim is inappropriate because it fails to note that 46% of the store base has been removed from the calculation on grounds that they are "planned store dispositions"
- Shareholders still own the stores management "plans" to dispose of

Source: Supervalu's July 17, 2018 Investor Presentation, Page 26

Sellside Research Confirms Confusing Financial Disclosure

ANALYSTS DO NOT APPRECIATE THE UNCERTAINTY ANYMORE THAN INVESTORS DO


PIVOTAL

Pivotal Research Group

SVU: Headwinds Finally Turning into T...

...significant overh...
...ng FY19 and FY20 EBITDA...
...illion and $390 million, respective...
Based on the wide range of definitional changes by mgt. in the measurement of EBITDA and the on-going restructuring of continuing operations, our current estimates aren't directly comparable with the prior forecast assumptions. Our revised price target is ...
With TSA headwinds set to fade in FY19 and much stronger execution in the latest quarter (both in retai... wholesale), SVU is well positioned for upside. Hea... the print, we think many investors had been b... horrific FY19 guidance and further setbacks ...ned with the unusually high level of sh... ...at still needs to unwind, SVU sh... ...ing short-squeeze. Mgt ...


Morgan Stanley | RESEARCH

June 15, 2018 04:01 AM GMT

Supervalu Inc

Valuation Refr...

We conducted a deep dive of SVU's Wholesale, Retail, and Corporate segments to more accurately forecast the company's financials given significant ongoing changes in the business and to reflect key adjustments to SVU's reporting structure and classifications. We think the complex nature of these various moving parts has created significant investor uncertainty surrounding SVU's near-term and medium-term EBITDA and earnings potential, which is also reflected in the wide disparity of Street estimates.

In our view, this uncertainty is being caused by SVU's accounting changes as well as operational changes - including forecast run-rate margin and segme... ...h profiles. These question marks add signif... ...to our Bull Case and Bear Case fore... ...risk / reward skew, whic...

Glaringly Inconsistent TSA Disclosures

SUPERVALU HAS NEVER PROVIDED CLEAR DISCLOSURE REGARDING THE ALBERTSONS TSA

- At the inception of the TSA in 2013, Supervalu played down the profitability of the TSA.
- Then, In 2017, as the TSA was winding down, Supervalu highlighted the significant declines in EBITDA would associated with the wind down.

Supervalu TSA Commentary 2013

- "On the TSA, someday, I can't wait for that thing to go away, because there's such a misconception about the TSA. I don't know how many times I've said it, or will continue to say it, it is a strictly a cost. Whatever dollar it cost us, we charged LLC. **There is no margin in it. It's not a profit center.**
- **We supply them all of their technology needs and everything until they can build their own systems or develop them, which is going to take – it always takes a long time**, but it is strictly, whatever it cost us we charged them, **there is no profit built into it and never will be**.

  - CEO Sam Duncan Barclays conference on April 20, 2013

Supervalu TSA Commentary 2017

- "Revenue received from the Albertsons TSA is still expected to decrease by approximately $40 million compared to fiscal 2017. This is expected to **translate into an adjusted EBITDA impact equal to approximately three-fourths of the revenue decline**"
  - CFO Rob Woseth on Q2 2018 earnings call on October 18, 2017

Actual Supervalu TSA Financials

	FY '14	FY '15	FY '16	FY '17	FY '18	FY '19
Revenue	$240	$194	$202	$165	$125	$55
EBITDA	No detail	No detail	$120	$120	$90	$40
% margin			59.4%	72.7%	72%	72.7%

"Prior management initially indicated that all TSA service were margin neutral, only to subsequently tell investors that SVU was in fact deriving a material amount of EBITDA from the agreement"

– Credit Suisse report published April 17, 2018

Source: Company filings and Blackwells' analysis.

Reaction to TSA Communication Failures

LED TO AN 21% INTRADAY DECLINE IN THE STOCK PRICE

- On October 18, 2017, Supervalu reported Q2 2018 results that were in-line with street estimates and for the first time in years, there was no downgrade to full year guidance
- The stock reacted positively to the news, initially gaining +12% versus the prior day's price
- Then, during the conference call, that started at 10:00am, management provided additional "clarity" regarding the wind-down period of the TSAs payments from Albertsons
- **The elephantine intraday decline demonstrates that shareholders did not previously understand the true economics of the TSA, due to gross communication failures**



10:00am
Conference Call Begins
Initial Positive Reaction = +12%
Intraday decline as investors digest management comments regarding TSA = (21.1%)
End of Day Reaction = (11.9%)
$22.00
$21.50
$21.00
$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
9:40
9:50
10:02
10:14
10:26
10:36
10:48
11:00
11:12
11:22
11:34
11:46
11:58
12:08
12:20
12:32
12:44
12:54
1:06
1:18
1:30
1:40
1:52
2:04
2:16
2:26
2:38
2:50
3:02
3:12
3:24
3:36
3:48
4:00

Source: Bloomberg.

Experts Thrown Into Confusion Regarding the TSA

THE TSA COMMUNICATION ON OCTOBER 18, 2017 ALSO CONFUSED THE RESEARCH ANALYSTS IN THEIR PUBLISHED NOTES, WHICH PROVIDED VARYING NUMBERS AND YEARS FOR THE FINANCIAL IMPACT

- **Morgan Stanley**: "We note that management now expects the TSA contribution (~$125mn sales) to wind down next year, roughly 11 months sooner than its initial expectations.
- **Pivotal Research:** "We expect roughly a $40 million drag from the Albertsons TSA in FY19 (not that different compared to FY18)"
- **Wells Fargo**: "Diminishing TSA business could negatively affect FY2019 revenue and adjusted EBITDA by $125 million and $88 million, respectively"
- **RBC**: "The impact (-$30m to EBITDA) is unchanged for FY18, but in FY19 SVU losses annualized ~$125m TSA revenue and ~$85m in EBIT."
- **Goldman:** "Management sized a $125mn revenue headwind from lost TSA contract revenue in FY2019. The balance, $88mn, represents 18% of our revised F2018 adjusted EBITDA forecast."

Lack of Investor Engagement

SUPERVALU PROVIDED VIRTUALLY NO FORM OF SHAREHOLDER ENGAGEMENT PRIOR TO THIS CONTEST

- Furthermore, Supervalu is one of the few food retailers that does not publish a report or provide materials around the Company's sustainability efforts
- **With customers' increase focus on corporate sustainability practices, especially as it pertains to food, Supervalu is missing out on a significant opportunity**

	Investor Presentation	Quarterly Result Presentation	Investor Day	Sustainability Report / Materials	Factbook
SUPERVALU (a)	✗	✗	✗	✗	✗
Sysco	✓	✓	✓	✓	
US Foods	✓	✓	✓	✓	
PFG Performance Food Group	✓		✓		
unfi	✓			✓	
SpartanNash				✓	
Kroger			✓	✓	✓
Sprouts Farmers Market	✓			✓	✓

Source: Company filings and Blackwells' analysis.
a) Prior to October 26, 2017

Most Recent Investor Engagement Failure

WE BELIEVE SUPERVALU'S COMMUNICATIONS PLAN REGARDING ITS PROPOSED REORGANIZATION IS INDICATIVE OF THE COMPANY'S FAILED INVESTOR RELATIONS EFFORTS

- On June 12, 2018, Supervalu proposed a reorganization restructure that would cause all of the Company's debt to mature immediately
  - This acceleration of the debt and the uncertainty of being able to refinance it creates substantial risks and concerns for Supervalu's equity holders
- Supervalu initially filed this proposal on the SEC's website and waited approximately 20 minutes later to issue a public press release
  - Supervalu decided not to host a conference call, nor to provide a presentation to educate and walk investors through the rationale for the transaction and how it may impact the Company, shareholders and debt holders
  - In our view, this is an appalling lack of respect for the Company's investors

Supervalu's Sustainability Efforts Are Tenuous

- Supervalu is a major participant in food supply; significant user of energy (refrigeration and transportation); employer (including union workers); obligor to pensions; and an important institution in many communities
- Yet, it seems absent and unaware of its important social responsibility


SUPERVALU
SUPERVALU
We Deliver Fresh




SUPERVALU
fresh

Lack of Focus on Sustainability and Corporate Responsibility

UNLIKE MOST OF ITS COMPETITORS, SUPERVALU DOES NOT ISSUE A ROBUST SUSTAINABILITY AND CORPORATE RESPONSIBILITY REPORT


2016 Corporate Responsibility Report
SpartanNash
Taking food places


US FOODS
SERVE GOOD
GREAT FOOD
YOUR BUSINESS
WHY US FOODS
OUR PROMISE
OUR BRANDS
OUR PROGRAMS
OUR PEOPLE
SERVE GOOD
UNPRONOUNCEABLES LIST
SERVE LOCAL
CHEFSTORE
SERVE GOOD ORGANIC NON-GMO SUSTAINABLE SEAFOOD ANIMAL CARE RESPONSIBLE DISPOSABLES REDUCE WASTE
RESPONSIBLE SOURCING & WASTE REDUCTION
The Serve Good® program represents our continuing effort at US Foods® to serve delicious food while serving good. From sustainable food sourcing to items made from recycled materials, products within the Serve Good portfolio are developed with suppliers who are committed to responsible practices, and many items come with the reassurance of verification by third-party certifiers.
Organic
Non-GMO
Sustainable seafood


THE KROGER FAMILY OF COMPANIES
2018 SUSTAINABILITY REPORT
SETTING THE TABLE FOR A
SUSTAINABLE
FUTURE
Kroger
ZERO HUNGER ZERO WASTE


CORPORATE SOCIAL RESPONSIBILITY REPORT
unfi
united natural foods
2017


Sysco
2016 Corporate Social Responsibility
MENU
PEOPLE
PRODUCTS
PLANET
From local to global, we make a difference.

Board Has Put Low-Income and Rural Food Supply at Risk

SUPERVALU'S STRUGGLES PUT THE FOOD SUPPLY OF LOW-INCOME AND RURAL AREAS AT RISK

- Supervalu is one of the largest suppliers to independent grocers, an industry that generates $70 billion in sales and employed over 330,000 full-time employees
- In 44% of U.S. counties, at least half of the food retailers were independent grocery stores
- The United States Department of Agriculture's 2017 report on the independent grocery store industry[a] noted that independent stores "play an important role in their local communities, helping to ensure food access for residents, particularly in low-income and rural areas"
- The report further highlights the risk that "the continued decline of large-format independent retailers may increase food access concerns in areas where population is declining"

Historical and Projected Growth by Channel (2016 – 2021 CAGR)



9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
2003 - 2016 CAGR
Supermarket $371B
Forecourt Retailer $143B
Convenience $27B
Discounters $17B
Hypermarket $316B
Food/Drink/Tobacco Spec $68B
Independent Small Grocers $73B
Other $5.3B
-1.0%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
2016 - 2021E CAGR

Independent Small Grocers Mkt Share (%)



10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
2003
2005
2007
2009
2011
2013
2015
2017E
2019E
2021E

a) United States Department of Agriculture report titled: "Independent Grocery Stores in the Changing Landscape of the U.S. Retail Food Industry" published November 2017
Source: Euromonitor, Credit Suisse

C.

Board Failures Are Result of Misaligned Interests and Lack of Skills

We believe the inability of this Board to meet its core obligations, causing a decade of abject underperformance, is the result of directors who are ill-suited and have misaligned incentives

Report Card:
Board Failures are Result of Misaligned Interests and Lack of Skills

Expectation	Criteria	Assessment	Supervalu Grade
1 **Relevant Industry Experience**	Possess executive experience in relevant industries or disciplines	Only two directors with recent retail or food industry experience	FAIL
2 **No Conflicts of Interest**	No material conflicts of interest with company or its shareholders	Multiple examples of conflicted board members and executives	FAIL
3 **Economic Alignment**	Interests aligned with shareholders	Limited stock ownership and open market purchases of stock	FAIL

Supervalu Board Members Lack Relevant Industry Experience

ONLY TWO INCUMBENT BOARD MEMBERS HAVE ANY RECENT INDUSTRY EXPERIENCE

								
Name	Irwin Cohen	Philip Francis	Donald Chappel	Mathew Pendo	Frank Savage	Francesca Ruiz De Luzuriaga	Eric Johnson	Mary Winston
Role	Partner	CEO	CFO	Managing Director	Vice Chairman	Business Unit COO	CEO	CFO
Industries	Accounting	Pet Retail	Energy Infrastruc.	Asset Mgmt	Financial Advisory	Toy Production	Food Production	Dollar Stores & Grocery
Industry Experience	✗	✗	✗	✗	✗	✗	Baldwin Richardson Foods Co.	Family Dollar Giant Eagle

Yet, The Strategic Landscape is Complicated And Shifting

SUPERVALU NEEDS DEEP INDUSTRY EXPERTISE TO HELP NAVIGATE A VOLATILE COMPETITIVE MARKET

- Supervalu and its wholesale independent customers historically competed against supermarket chains, Wal-Mart and club stores such as Costco and Sam's Club
- Substantial new competitors that didn't exist 5 years ago have entered the food marketplace



Meal Kits
Blue Apron
HOME CHEF
Plated.
GREEN CHEF
Omnichannel
Walmart
Kroger
Unconventional
LOWE'S
THE HOME DEPOT
KOHL'S
TARGET
RITE AID
Organic Grocers
THE FRESH MARKET
SPROUTS FARMERS MARKET
Large Cap Internet
amazon
WHOLE FOODS MARKET
Supervalu and Independent Wholesale Customers
Grocery Delivery
Peapod
instacart
freshdirect
ocado
Private Label
ALDI
LIDL
Dollar Stores
DOLLAR GENERAL
DOLLAR TREE
Internet Concepts
BRANDLESS
THRIVE MARKET
Restaurant Delivery
GRUBHUB
SeamlessWeb

Split Loyalties: Eric Johnson

ERIC JOHNSON IS THE CEO OF BALDWIN RICHARDSON FOODS CO., WHICH SUPPLIES NATIONAL GROCERY CHAINS WITH PRIVATE-LABEL PRODUCTS, INCLUDING FOOD TOPPINGS, MUSTARDS, CONDIMENTS, SAUCES AND MARINADES



Eric Johnson

- Mr. Johnson's customers are direct competitors of Supervalu, creating split loyalties
- How is he to deal with information and insights he gleans from the SVU board? Why should investors be made to wonder whether Mr. Johnsons loyalties lie with the Supervalu board or his customers at Baldwin?


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Split Loyalties: Frank Savage

FRANK SAVAGE HAS AND CONTINUES TO MAINTAIN A CLOSE RELATIONSHIP WITH CERBERUS, THE OWNERS OF ALBERTSONS AND SAFEWAY, AND IS A FRIEND OF CERBERUS' CEO

- From the Rite Aid proxy "Mr. Savage also informed the Rite Aid board of directors that in connection with his role as Senior Advisor to Lazard, **Mr. Savage and Cerberus would periodically communicate about potential business opportunities involving the possible engagement of Lazard by Cerberus and its affiliates, and that these communications continued through 2017 and 2018**"



CERBERUS CAPITAL MANAGEMENT, L.P.

RITE AID

- **Despite serving on the Supervalu Board since April 2014, Mr. Savage joined the Board of competitor Rite Aid (NYSE: RAD) on June 2015, soon to be Cerberus affiliate**

Personal Relationship

- The WSJ quoted "Lazard has a close relationship with Cerberus. **Frank A. "Terry" Savage, a top banker at Lazard, is close to Mr. Feinberg and sits on Freedom Group's board.**"
- The NY Times also reported on the sale process and noted Cerberus "eventually turned to **Terry Savage at Lazard, a senior deal maker who is close to the investment firm and its chief executive, Stephen A. Feinberg**"

LAZARD

- Mr. Savage was a senior investment banker at Lazard when Lazard advised Cerberus on its acquisitions of GMAC and Albertsons

Remington

- Frank served on the board of directors of Cerberus' gun manufacturer Freedom Group (later renamed Remington Outdoor Company).

Split Loyalties: Mathew Pendo

MATHEW PENDO HAS EXTENSIVE TIES TO CERBERUS, OWNER OF COMPETITOR ALBERTSONS AND SAFEWAY

- Mr. Pendo served on the board of Ally Financial from 2013 – 2015 with Cerberus CEO Stephen Feinberg
- Mr. Pendo's employer, Oaktree Capital Management, maintains significant relations with Cerberus including co-investments and the sale and acquisition of companies between each other

OAKTREE



CERBERUS CAPITAL MANAGEMENT, L.P.

ally

- Mr. Pendo served on the board of directors of Ally Financial (NYSE: ALLY) from 2013 - 2015 alongside Stephen Feinberg (CEO of Cerberus). A Cerberus led consortium took a 50.1% controlling stake in ALLY in 2006

LNR Property LLC

- Cerberus and Oaktree jointly owned LNR Property LLC, a diversified real estate investment, finance, management and development company up through January 2013 when it was sold to Starwood Property Trust

cyanco *Your Mining Solution*

- In March of 2018, Cerberus acquired Cyanco, the largest global producer of sodium cyanide, directly from Oaktree

isola

- In January 2018, Isola, a market leader in copper-clad laminates and dielectric prep materials used to fabricate printed circuit boards, transferred its ownership from Oaktree to Cerberus

Loyalty to the Person, Not The Shareholders: Irwin Cohen

IRWIN COHEN HAS OVERSEEN AN **(86%) DECLINE** IN SUPERVALU'S STOCK PRICE DURING HIS 15 YEAR TENURE. HE IS OVER RETIREMENT AGE AND HAS EXCEEDED SUPERVALU'S TERM LIMITS POLICY

- The existing Supervalu board policy calls for mandatory retirement at the age of 74 and directors may serve a maximum term of 15 years
- Irwin Cohen is 77 years old, 3 years beyond the mandatory retirement age
- Irwin Cohen has served for more than 15 years on Supervalu's board, exceeding Supervalu's term limits policy
- In waiving its mandatory retirement age policy, the incumbent Supervalu Board merely pointed to Mr. Cohen's "significant contributions to the Board"



Irwin Cohen

De Minimus Stock Ownership

THE SUPERVALU BOARD COLLECTIVELY OWNS AN INSIGNIFICANT AMOUNT OF SUPERVALU STOCK: 204,030 SHARES (0.53% OF THE SHARES OUTSTANDING)

		Stock Ownership	
Name	**Shares**	**% of Shares Outstanding**	**$ Value (000s)**
Irwin Cohen	36,639	0.09%	$597
Philip Francis	30,435	0.08%	$496
Donald Chappel	55,448	0.14%	$903
Eric Johnson	27,033	0.07%	$441
Mathew Pendo	12,060	0.03%	$197
Frank Savage	23,226	0.06%	$379
Francesca Ruiz De Luzuriaga	10,547	0.03%	$172
Mary Winston	8,642	0.02%	$141
Total	**204,030**	**0.53%**	**$3,326**

Source: Company filings and Bloomberg.
Note: Based on Supervalu share price of $16.30 on May 15, 2018

Supervalu Board Does Not Believe in Its Own Leadership

THE BOARD HAS RESPONDED TO THE SIGNIFICANT DECLINE IN SHARE PRICE UNDER THEIR WATCH BY COLLECTIVELY PURCHASING A MERE $32,050 IN STOCK OVER THE PAST 6.5 YEARS

- The cumulative total of open market purchases for the board during their entire tenure is a **paltry $326,029**
- Irwin Cohen, the board's longest tenured member, since 2003, has made zero open market purchases

Name	Supervalu Share Price Performance Since Start Date (a)	Cumulative Open Market Purchases Since Start Date
Irwin Cohen	(86)%	-
Philip Francis	(92)%	$186,679 (Feb 2006)
Donald Chappel	(82)%	$107,300 (May 2011)
Eric Johnson	(74)%	-
Mathew Pendo	(71)%	-
Frank Savage	(71)%	-
Francesca Ruiz De Luzuriaga	(74)%	$32,050 (Nov 2015)
Mary Winston	(63)%	-
Total		**$326,029**

Source: Bloomberg.
a) As of February 5, 2018, day prior to Blackwells public presentation on Supervalu, adjusted for dividends.

Substantial Director Compensation Despite Poor Performance

OUT OF THE 44 COMPANIES IN THE RUSSELL 2000 CONSUMER STAPLES INDEX WITH THREE YEARS OF HISTORICAL RESULTS, SUPERVALU'S BOARD HAS THE **SECOND HIGHEST AVERAGE ANNUAL BOARD COMPENSATION** OVER THE PAST THREE YEARS OF $2.3MM

- In return for this elevated compensation, the board has overseen the **2nd absolute worst total shareholder return of negative 80%**

Source: Bloomberg.

BLACKWELLS CAPITAL

Staggering Disloyalty: The Albertsons/Cerberus Affair

OUR RESEARCH INTO THE SALE OF MOST OF THE COMPANY'S RETAIL STORES TO CERBERUS — AND THE SUBSEQUENT CERBERUS INVESTMENT INTO SUPERVALU — HAS REVEALED SHOCKING DIRECTOR DISLOYALTY

- The 2013 sale of the retail assets of the Company for $3.3 billion, and simultaneous sale of stock, to Cerberus was a watershed moment for the Company
  - Deal was structured to avoid a shareholder vote
  - Unbeknownst to SVU shareholders, Cerberus was essentially given control of SVU while owning a customer and competitor of SVU
- Subsequent actions demonstrated to us that the **Culpable Six** were loyal to Cerberus, and ***not*** the public SVU shareholders
  - Cerberus sold its stock in SVU for an exorbitant return after SVU's obscure financials drove the stock higher
  - **Public shareholders were left holding the bag; since Cerberus sold, Supervalu stock is down 81% (a)**
  - The Culpable Six remain on the SVU Board despite their lack of action to protect public shareholders

The Culpable Six



Irwin Cohen



Philip Francis



Donald Chappel



Eric Johnson



Mathew Pendo



Frank Savage

a) Supervalu share price as of April 23, 2015 date when Cerberus distributed its shares up through February 5, 2018.

The Albertsons / Cerberus Affair – Timeline of Events

WE BELIEVE SIX DIRECTORS HAVE SHOWN THEIR LACK OF LOYALTY TO SUPERVALU SHAREHOLDERS

Jan. 10, 2013
Supervalu Board agrees to sell Albertsons stores to Cerberus

July 18, 2013
Supervalu completes reconstitution of 11-member Board with 6 members with strong ties to Albertsons / Cerberus effectively controlling the Board

Sept. 2013
Albertsons / Cerberus and Safeway execute confidentiality agreement and begin discussing synergies of a merger

October 22, 2013
Reuters reports Cerberus' interest in acquiring Safeway

Jan. 13, 2014
Robert Miller resigns from Supervalu Board, but directors elect to immediately vest 2/3 of his options and extend exercise date

March 6, 2014
Albertsons / Cerberus announce acquisition of Safeway; 2 Cerberus employees simultaneously resign from Supervalu Board

1H 2014
Albertsons / Cerberus and Rite-Aid conduct preliminary discussions regarding a merger while Cerberus appointees and CEO of Rite Aid serve on Supervalu Board

April 24, 2014
Frank Savage and Matt Pendo appointed to Supervalu Board by Cerberus

Jan 30, 2015
Albertsons / Cerberus complete acquisition of Safeway

April, 16, 2015
Albertsons announces the wind down of the Albertsons – Supervalu TSA

April 23, 2015
Cerberus distributes all the shares it owns in Supervalu to investors, leaving it zero equity interest

June 9, 2015
SVU director John Standley announces he will not stand for reelection

Oct. 1, 2015
Sam Duncan, Supervalu CEO, announces retirement

Today:
Three directors who helped to orchestrate Albertsons / Cerberus deal remain on Board (Chappel, Cohen, Francis); Albertsons / Cerberus affiliated Board members (Johnson, Pendo and Savage) remain on Board

Shareholders Should Expunge the Culpable Six

IT IS TIME TO PURGE THE SUPERVALU BOARD OF ALL MEMBERS THAT HAVE BEEN ASSOCIATED WITH THE DISASTROUS CERBERUS PHASE, EITHER OVERSEEING IT IN SILENCE OR BEING DIRECTLY / INDIRECTLY APPOINTED TO THE BOARD BY CERBERUS

	Disqualifying Act	 Irwin Cohen	 Philip Francis	 Don Chappel	 Eric Johnson	 Mathew Pendo	 Frank Savage
1	Misrepresentation of board composition	✗	✗	✗			
2	Appointed Directors with Loyalty to Chairman (and Albertsons) Rather than SVU Shareholders	✗	✗	✗			
3	Approved Directors that Negotiated M&A Transactions Between Supervalu Competitors While Serving on the Supervalu Board	✗	✗	✗			
4	Approved Directors that Executed Transactions in Direct Conflict With Supervalu's Ongoing Operations	✗	✗	✗			
5	Approved Directors That Concurrently Served on the Board of Directors of Supervalu Competitors	✗	✗	✗	✗		
6	Excessive Board Compensation	✗	✗	✗	✗		
7	Split Loyalties				✗	✗	✗
8	Continuing conflicts of interest because of ongoing Cerberus relationship					✗	✗
9	Supervalu Wholesale Customers Compromised	✗	✗	✗			

Overview of Structure of Sale of Albertsons to Cerberus

AS A RESULT OF THE SALE OF THE ALBERTSONS STORES TO CERBERUS IN 2013:

1. Cerberus became a substantial shareholder in Supervalu
2. Albertsons and Supervalu agreed upon a Transition Services Agreement (TSA)
3. Cerberus directly appointed 3 members to Supervalu's Board of Directors



Cerberus Affiliates and Partners
Public Shareholders
Supervalu Board of Directors (11)
3 Cerberus appointees
78.8% Equity Interest
21.2% Equity Interest
100% Equity Interest
Supervalu (Ticker: SVU)
- 212 retail grocery stores
- 1,300 Save-a-Lot discount grocery stores
- Wholesale supplier to 1,900 retail grocery stores
Transition Services Agreement
- Initial term of 30 months, commencing 3/21/13 and ending 9/21/15
- 10 annual extensions, based on a 12 month notification period
- First year of the TSA had a fixed fee of $200mm and included a one-time transition payment of $60mm
Albertsons
- Approximately 1,000 grocery stores

Source: Company filings.

Misrepresentation of Board Composition

AFTER THE ALBERTSONS SALE TO CERBERUS IN 2013, RATHER THAN A BOARD CONTROLLED BY INDEPENDENT DIRECTORS, **SUPERVALU SHAREHOLDERS WERE GIVEN A BOARD THAT WAS CONTROLLED BY CERBERUS / ALBERTSONS PROFESSIONALS**

- Supervalu failed to disclose that “Independent” directors Sam Duncan and John Standley spent the majority of their careers working directly for Albertsons CEO Robert Miller
- Supervalu failed to disclose that “Independent” director Eric Johnson is the CEO of an Albertsons supplier

BOARD MEMBERS TO BE HELD ACCOUNTABLE:


Irwin Cohen


Philip Francis


Don Chappel

Supervalu Claimed Board Composition

Independents	Non-Independents	Cerberus / Albertsons
Donald Chappel	Wayne Sales	Robert Miller
Irwin Cohen	Sam Duncan	Lenard Tessler
Philip Francis		Mark Neporent
Matthew Rubel		
Eric Johnson		
John Standley		

Claimed Majority Control

Actual Board Composition

Independents	Non-Independents	Cerberus / Albertsons
Donald Chappel	Wayne Sales	Robert Miller
Irwin Cohen		Lenard Tessler
Philip Francis		Mark Neporent
Matthew Rubel		Sam Duncan
		Eric Johnson
		John Standley

Actual Majority Control

Source: Company filings.

Appointed Directors with Loyalty to Chairman (and Albertsons) Rather than SVU Shareholders

CURRENT SUPERVALU BOARD MEMBERS APPROVED THE APPOINTMENT OF JOHN STANDLEY AND SAM DUNCAN TO THE SUPERVALU BOARD DESPITE THEIR SUBSTANTIAL WORKING RELATIONSHIP WITH CHAIRMAN ROBERT MILLER

BOARD MEMBERS TO BE HELD ACCOUNTABLE:


Irwin Cohen


Philip Francis


Don Chappel


John Standley


Robert Miller


Sam Duncan

John Standley		Robert Miller		Sam Duncan	
		Albertsons	1964 – 1991 EVP of Retail	Albertsons	1969 – 1992 Various Positions
Fred Meyer	1997 – 1999 SVP / CFO	Fred Meyer	1991 - 1999 CEO & Chairman	Fred Meyer	1992 – 2002 President
Rite Aid	1999 - 2005 CFO	Rite Aid	1999 - 2007 CEO & Chairman		
Rite Aid	2008 – Present CEO / President	Albertsons	2006 – Present CEO & Chairman		
SUPERVALU	2013 - 2015 Board Member	SUPERVALU	2013 – 2014 Chairman	SUPERVALU	2013 – 2016 CEO and Board Member

Source: Company filings.

Public Pronouncements of Relationship and Loyalty to Chairman

JOHN STANLEY AND SAM DUNCAN HAVE MADE PUBLIC STATEMENTS REGARDING THEIR STRONG RELATIONSHIP WITH FORMER SUPERVALU CHAIRMAN BOB MILLER AND THEIR GRATITUDE FOR HIS MENTORSHIP



John Standley

From Healthcare Distributor Magazine article published in August/September 2014 issue:

"In December 1999, Standley along with three of his former associates from Fred Meyer – Bob Miller, Mary Sammons and Dave Jessick – moved to the East Coast to form a new leadership team at Rite Aid, which was teetering on the brink after an accounting scandal. Standley took on the position of Rite Aid's executive vice president and chief financial officer, with Miller coming aboard as CEO. With a lot of hard work and tough negotiations, the four executives led Rite Aid in engineering a difficult, yet remarkable, turnaround."

"There were times when it would have been fairly easy to throw in the towel. **But [Bob Miller] really gave us the confidence we needed to tackle these seemingly insurmountable challenges."**

— John Standley in Healthcare Distributor Magazine article



Sam Duncan

Sam Duncan quotes from Supervalu conferences and earnings calls:

"Last summer, Bob Miller, the CEO of Albertsons LLC, asked me if I wanted to come out of retirement and help his team explore the opportunity presented by SUPERVALU as it announced its intent to explore strategic alternatives."

— Supervalu Q4 2013 earnings call on April 24, 2013

"And Bob Miller is my mentor, I think the world of the guy and he is – **we're not going to do anything to hurt them and they're not going to do anything to hurt us.** It's going to be a mutual agreed upon. Whenever that happens, we'll work very closely together."

— Barclays retail and consumer discretionary conference on April 30, 2014 regarding the potential end of the Albertsons – Supervalu TSA agreement

Approved Directors that Negotiated M&A Transactions Between Supervalu Competitors While Serving on the Supervalu Board

- Current Supervalu board members approved the appointment of directors that, **while serving on the Supervalu board, engaged in negotiations with competitors in the food retail industry regarding transformative mergers/acquisitions** that would materially alter the industry and competitive landscape for Supervalu and its independent wholesale customers
- **Within 6 months of senior Cerberus executives joining the Supervalu board, Cerberus and Albertsons initiated merger negotiations with Safeway**

BOARD MEMBERS TO BE HELD ACCOUNTABLE:


Irwin Cohen


Philip Francis


Don Chappel

Conflicted SVU Board Members
Robert Miller — Mark Neporent — Lenard Tessler

March/April 2013: Cerberus/Albertsons appointees join Supervalu board

September 2013: Albertsons **executes confidentiality agreement** with Safeway (NYSE: SWY) to **discuss merger** with Albertsons and potential synergies (a)

Creation of Grocery Powerhouse


SAFEWAY
Albertsons
ACME
SAFEWAY
VONS
SAFEWAY
CARRS
SAFEWAY

1H 2014: Albertsons and Rite Aid engage in preliminary discussions regarding a **potential merger (b)**

Conflicted SVU Board Members
Robert Miller — Mark Neporent
Lenard Tessler — John Standley — Frank Savage

Creation of Food & Health Powerhouse

COMBINING TO OFFER A WORLD-CLASS OMNI-CHANNEL PLATFORM


Brands/Offerings
Fulfillment
Marketplace
Retail
Digital
PBM
RITE AID
Albertsons Companies
"Meeting our customers where and how they want to shop"

a) From "Background of the Merger" disclosure in Schedule 14A proxy statement filed by Safeway Inc. on June 19, 2014.
b) From "Background of the Merger" disclosure in Schedule 14A proxy statement filed by Rite-Aid Corporation on June 25, 2018.

“Independent Directors” Took No Action When Board Conflicts Became Apparent

SUPERVALU BOARD MEMBERS TOOK NO ACTION WHEN IT BECAME PUBLICLY APPARENT THAT THE CERBERUS / ALBERTSONS DESIGNATED DIRECTORS HAD SUBSTANTIAL CONFLICTS OF INTEREST WHILE SERVING ON THE BOARD

- **On October 22, 2013, Reuters reported that Cerberus was exploring the acquisition of supermarket chain Safeway while all three Cerberus / Albertsons designated directors remained on the Supervalu Board**

BOARD MEMBERS TO BE HELD ACCOUNTABLE:


Irwin Cohen


Philip Francis


Don Chappel

REUTERS

BUSINESS NEWS OCTOBER 22, 2013 / 9:36 PM / 5 YEARS AGO

Exclusive: Cerberus, others explore deal for Safeway - sources

Olivia Oran, Soyoung Kim

4 MIN READ

NEW YORK (Reuters) - A handful of buyout firms, including Cerberus Capital Management LP, are exploring a deal for all or part of supermarket chain Safeway Inc SWY.N, according to people familiar with the matter, in what could potentially shape up to be one of the largest leveraged buyouts since the financial crisis.

Approved Directors that Executed Transactions in Direct Conflict With Supervalu's Ongoing Operations

- Current Supervalu board members approved the appointment of directors that, **while serving on the Supervalu board, engaged in merger negotiations between Albertsons and Safeway that resulted in the accelerated wind-down of the Albertsons – Supervalu TSA and a substantial decline in Supervalu's earnings**
- The merger of Albertsons and Safeway accelerated the cancellation of the Supervalu TSA agreement and loss of $120mm in annual EBITDA at Supervalu
- Albertsons' IPO prospectus specifically noted that of the $800mm in annual synergies they expect to generate from the acquisition of Safeway "20% [come] from the conversion of Albertsons stores onto Safeway's information technology systems" (a)
- Albertsons is "in the process of converting our Albertsons and NAI stores, distribution centers and systems onto Safeway's IT systems, which we believe will result in significant savings as we wind down our transition services agreements with SuperValu." (a)

BOARD MEMBERS TO BE HELD ACCOUNTABLE:


Irwin Cohen


Philip Francis


Don Chappel

SUPERVALU

Board Members

Bob Miller
CEO Albertsons

Lenard Tessler
Cerberus Global Co-Head of Private Equity

Mark Neporent
Cerberus COO & General Counsel

SUPERVALU Albertsons

TSA Agreement
Provides annual ~$200mm in revenue and ~$120mm in EBITDA

Albertsons SAFEWAY

Merger Synergies
Migrating Supervalu TSA IT services onto Safeway IT platform to generate $168mm in annual savings for Albertsons

a) Albertsons Companies, Inc. S-1 filing on November 8, 2017

Albertsons TSA Was a Substantial Driver of "Growth"

- Supervalu's LTM EBITDA increased significantly between April 2013 and January 2015, driven completely by substantial TSA payments from Albertsons
- The stock price saw a substantial increase over the same period
- The reality is that, excluding the TSA payments from Albertsons, Supervalu's operating businesses (Wholesale, Save-a-Lot and Retail) experienced a significant decline in LTM EBITDA

SVU Presented EBITDA (includes Corporate TSA) vs Share Price



$800
$750
$700
$650
$600
$550
$500
$450
LTM EBITDA ($mm)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Supervalu Share Price ($)
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Adj. EBITDA Increasing
LTM EBITDA ($mm)
Share Price ($)

SVU EBITDA (excluding TSA Payments) vs Share Price



$840
$830
$820
$810
$800
$790
$780
$770
$760
$750
LTM EBITDA ($mm)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Supervalu Share Price ($)
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Adj. EBITDA Declines
LTM EBITDA ($mm)
Share Price ($)

Source: Supervalu filings and Blackwells' analysis.

TSA Growth Masked Continued Weak Earnings at Supervalu

- Supervalu's LTM EBITDA (excluding TSA payments) by segment was flat to declining between Q4 2013 and the peak share price achieved in Q3 2015
- Corporate EBITDA driven by the Albertsons TSA payments skyrocketed



Segment LTM EBITDA ($mm)
$375
$275
$175
$75
($25)
($125)
($225)
($325)
LTM Adj. EBITDA ($mm)
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14
Q1 '15
Q2 '15
Q3 '15
Wholesale
Save-a-Lot
Retail
Corporate
Segment EBITDA was flat to slightly down
Corporate EBITDA increased substantially from the TSA

Source: Supervalu filings and Blackwells' analysis.

Cerberus Exit of SVU Investment Coincided with TSA Cancellation

- On April 16, 2015, Albertsons announced the initiation of the wind-down of the TSA agreement, marking the peak of Supervalu's EBITDA, Cerberus subsequently distributed its Supervalu shares to its limited partners **7 days later**, bringing Cerberus' economic interest in Supervalu to zero
- Supervalu's share price increased from Cerberus' subscription price of $28.00 to $76.37, generating a +173% return for Cerberus investors



April 28, 2015: Cerberus files amended 13D announcing distribution of all SVU shares on April 23, 2015
March 21, 2013: Cerberus acquires 21.2% stake in SVU at $28 / share via tender offer and new issuance
April 16, 2015: Albertsons announces initiation of wind down of TSA
Cerberus Return = +173%
PF LTM Adj. EBITDA ($mm)
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
SVU Share Price ($)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
PF LTM Adj. EBITDA
Share Price

Source: Supervalu filings, Bloomberg and Blackwells' analysis.
Note: PF LTM Adj. EBITDA excludes Save-a-Lot EBITDA for comparison purposes

Cerberus' Asymmetric Information and Cross Shareholdings Allowed it to Generate a Significant Investment Return

- Based on an investment structured across two fierce competitors in the grocery industry, Cerberus was able to generate at least $374mm in profits (assuming zero return on their investment in Albertsons) purely based on increasing Supervalu's stock price due to substantial TSA payments from Albertsons


Cerberus Affiliates and Partners

	Supervalu	Albertsons	Cerberus Total
Equity Interest (%)	21.1%	100%	**N/A**
Investment ($mm)	$217mm	$100mm	**$317mm**
Realized Return ($mm)	$591mm	N/A	**$591mm**
Total Profit ($mm)	$374mm	N/A	**$374mm**
Profit Return (%)			**+86%**

Source: Supervalu filings, Bloomberg and Blackwells' analysis.

Long-Term Supervalu Shareholder Returns Decline After TSA Cancellation

- The wind-down of the TSA agreement marked the peak of Supervalu's EBITDA and initiated a multi-year decline as the substantial TSA payments decreased over time
- Long-term Supervalu investors have realized an **(81%) decline** in the stock price since the Albertsons wind down announcement



April 16, 2015: Albertsons announces initiation of wind down of TSA
April 28, 2015: Cerberus files amended 13D announcing distribution of all SVU shares on April 23, 2015
$600
$580
$560
$540
$520
$500
$480
$460
$440
$420
$400
PF LTM Adj. EBITDA ($mm)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
SVU Share Price ($)
SVU Shareholder Return
(81%)
Apr-15
Oct-15
Apr-16
Oct-16
Apr-17
Oct-17
Apr-18
PF LTM Adj. EBITDA
Share Price

Source: Supervalu filings, Bloomberg and Blackwells' analysis.
Note: PF LTM Adj. EBITDA excludes Save-a-Lot EBITDA and excludes estimated EBITDA from Unified and AG of Florida acquisitions for comparison purposes.

Approved Directors That Concurrently Served on the Board of Directors of Supervalu Competitors

CURRENT SUPERVALU BOARD MEMBERS APPROVED THE APPOINTMENT OF DIRECTORS THAT CONCURRENTLY SERVED ON THE BOARD OF DIRECTORS OF RITE-AID AND ALBERTSONS

- Directors that serve on two competitors unnecessarily exposes Supervalu to the risk of exchanges of competitively sensitive information and conflicted business decisions
- Supervalu competes directly with Albertsons and Rite-Aid across a variety of areas including: food retail consumer purchases, trade support dollars from consumer packaged goods suppliers, transportation and logistics suppliers, business partnerships, human capital and potential new business opportunities

BOARD MEMBERS TO BE HELD ACCOUNTABLE:


Irwin Cohen


Philip Francis


Don Chappel

SUPERVALU
Board of Directors


RITE AID
John Standley
Rite Aid CEO and
Chairman of Board of Directors


Albertsons
Bob Miller
Albertsons CEO and
Chairman of Board of Directors


RITE AID
Frank Savage
Rite Aid Board Member

Excessive Board Compensation

WITH A SUPERVALU BOARD CONTROLLED BY CERBERUS AND COMPRISED OF DIRECTORS WITH DIRECT RELATIONSHIPS TO CHAIRMAN BOB MILLER, WE BELIEVE WHAT OCCURRED IS INCORRIGIBLE:

- **Supervalu Chairman Bob Miller was granted a substantial compensation package inconsistent with Supervalu's prior and subsequent pay practices**
  - Historically, Supervalu chairperson was granted cash and stock awards
  - Mr. Miller was granted a one-time option grant of **1 million shares of common stock** at an adjusted price of $45.43 per share
  - Despite Mr. Miller resigning from the board after 10 months and before any of the options vested, the board amended his options to 1) **accelerate the vesting** of 2/3 of the options prior to Mr. Miller's resignation and 2) **extend the exercise period** from one year following his resignation to the end of the 2017 fiscal year
  - **The intrinsic value of Mr. Miller's options grant grew to as much as $26.0 million, for ten months of service**

BOARD MEMBERS TO BE HELD ACCOUNTABLE:



Irwin Cohen
Philip Francis
Don Chappel
Eric Johnson

Supervalu Historical Board Chairperson Compensation at Grant Date ($mm)



Chairperson Compensation ($mm)
$4.0
$3.0
$2.0
$1.0
$0.0
Bob Miller
$0.3
$0.3
$0.5
$3.0
$0.4
$0.4
$0.4
2010
2011
2012
2013
2014
2015
2016

Source: Supervalu filings and Blackwells' analysis.

Despite Cerberus' Sale of Equity Interest, The Legacy Continues…

DESPITE CERBERUS' MULTIPLE CONFLICTS, CURRENT ZERO ECONOMIC INTEREST IN SUPERVALU AND OWNERSHIP OF A SUBSTANTIAL COMPETITOR TO SUPERVALU, TWO CERBERUS APPOINTED BOARD MEMBERS CURRENTLY REMAIN ON SUPERVALU'S BOARD

- Supervalu announced on April 24, 2014 that Frank Savage and Mathew Pendo "were both appointed to the Board as designees of Symphony Investors LLC, a Cerberus Capital Management L.P.-led investor consortium"



Frank Savage



Mathew Pendo

Supervalu Wholesale Customers Compromised

CURRENT SUPERVALU BOARD MEMBERS APPROVED THE APPOINTMENT OF DIRECTORS THAT MAY COMPROMISE THE PROPRIETARY COMPETITIVE INFORMATION AND PRODUCT SELECTION OF SUPERVALU WHOLESALE CUSTOMERS

- Risks abound with the conflicted directors' participation in Supervalu's board deliberations
- As Supervalu Board members, Frank Savage and Matt Pendo have access to sensitive information about Supervalu and its customers, many of whom compete directly with Albertsons and Safeway

BOARD MEMBERS TO BE HELD ACCOUNTABLE:



Irwin Cohen



Philip Francis



Don Chappel

SUPERVALU Albertsons

Supervalu Board of Directors

Visibility into Wholesale Customer Strategies

- Access to non-public information on Independent grocery sales and volume performance
- Insights into competitor category strategies, pricing and margins
- Awareness of marketing campaigns and product specials
- Alerted to markets exposed to increased or decreased competition

Input on Strategic Direction That Could Disproportionately Benefit Albertsons

- As members of the Board, knowing Albertsons' plans, these directors could influence Supervalu's strategy in ways that benefit Albertsons / Safeway

BLACKWELLS CAPITAL

The Nominees Are Committed to Fulfilling Their Board Responsibilities

Incumbent Board	Board Responsibility	Blackwells Nominee Commitment
Focus on growth at any cost over returns	1 **Strategy**	Core strategy of stabilize, grow and monetize
Persistent poor execution	2 **Execution**	Rigorous oversight of operational execution, with experienced directors that can evaluate performance relative to industry peers
Five CEOs in 9 years; shortest management tenure in industry because of executive churn	3 **Executive Leadership**	Nominees have extensive professional contacts in the industry and are prepared to serve on interim basis if required
Pay increases while stock value and financial performance declines	4 **Compensation**	Committed to revamping executive comp program to tie pay to performance through ROIC and other return metrics, like the peers
$10 billion destroyed in Alberton's deal alone; no buyback or dividend, unlike peers	5 **M&A and Capital Allocation**	Focus on monetizing assets at attractive prices, including through sale-leasebacks and sales of stable operating assets; capital return policies
Confusing financial disclosures; shifting definitions; use of "discontinued ops" to obfuscate	6 **Disclosure Financial Reporting**	Committed to ensuring shareholders receive needed information, including historical data on apples-to-apples basis for comparisons
Lack of investor engagement, with minimum disclosures and unsatisfying levels of interaction	7 **Shareholder Engagement**	Fixing the Company's IR program to ensure regular, complete communications, including analyst days and investor factbooks/decks
Seeming lack of concern for food supply, sustainability, union pensions and governance	8 **Environmental, Social, Governance**	Nominees committed to sustainability initiatives and social responsibility

Stabilize, Grow and Monetize

NOMINEES' OPERATIONAL TURNAROUND PLAN IS PREMISED ON A **THREE STEP PROCESS**

Step 1: Stabilize		Step 2: Grow		Step 3: Monetize	
Exit Subscale Retail	**Fix Retail**	**Improve Wholesale**	**Grow Logistics**	**Review Capital**	**Strategic Review**
• Liquidate or sell off remaining 17 Farm Fresh Stores • Review Shop 'n Save portfolio to see which need to be liquidated or sold off immediately	• Organizational refresh • Store-level profitability review • Transform pricing strategy • Review advertising program; get more local • Implement cost savings plans • Capex refresh program • Explore new proto-type location and replacement locations • Explore CSR as sales driver	• Perform customer profitability analysis • Develop sales organization • Become leader in CSR • Offer shared services marketing • Improve CPG pricing • Expand private label offering • Accelerate expansion into non-conventional food customers • Offer meal kits • Accelerate growth into ethnic, organic, fresh	• Partner with CPG suppliers and retailers to eliminate DSD delivery • Collaborate with CPG partners to offer shared warehouse • Increase warehouse automation • Improve routing systems	• Assess additional sale-leaseback potential • Identify optimal capital structure and capital return policy • Evaluate potential to refinance capital structure • Incorporate capital factor in compensation • Assess company on a capital return basis, not aggregate EBITDA	• Evaluate spin-off or sale of stabilized retail operations • Assess Wholesale strategic alternatives: roll-ups, merger or sale • Assess existing strategic transformation plan vs sale of Company

To Stabilize the Business, Exit Subscale Retail

ON MARCH 14, 2018, SUPERVALU ANNOUNCED THE SALE OF 21 OF ITS 38 FARM FRESH STORES, LEAVING 17 SUBSCALE AND ORPHANED STORES THAT SUPERVALU IS TRYING TO SELL TO WHOLESALE CUSTOMERS AND FARM FRESH EMPLOYEES

- Blackwells believes the residual Farm Fresh stores will be further neglected by management and operationally mismanaged
- It is imperative to liquidate or sell the residual assets to maximize proceeds and allow management to focus its efforts

Identify

Residual Stores (17)

Assess

- Review store level profitability and cash burn rate
- Review monetizable assets and size liabilities
- Assess potential strategic interest
- Review ability to repurpose or transfer assets
- Understand competitive factors and knock-on effects to supply chain

Group

Sell

Process

- Weigh speed vs proceeds
- Narrow vs wide outreach
- Individual vs batched

Buyer Identification

- Strategic buyers
- Financial buyers
- Family / locals

Value Levers

- Supply contract
- Cash burn vs proceeds
- Certainty of closing
- Mgmt. focus

Liquidate

Monetize

- Liquidate inventory
- Maximize receivables
- Sell real estate
- Monetize IP or brands
- Sale of fixtures and equipment

Liability Management

- Renegotiate leases
- Sublease space
- Manage pension liabilities
- Manage employee payouts
- Manage environmental liabilities

Legal & Other

- Employment notices
- Disillusion of entity
- Settle liens and litigation
- Change management

Stabilizing Requires Retail Operational Turnaround

SUPERVALU MUST URGENTLY EMBARK ON A TURNAROUND OF ITS RETAIL OPERATIONS TO ARREST ITS DECLINE

	Operational	Strategic	Merchandising & Marketing	Financial	Growth
Phase 1	Review store-level profitability and develop asset rationalization plan	Evaluate banner consolidation, rebranding and other partnership / licensing opportunities	Review product pricing, merchandising and marketing strategy	Refine product pricing strategy with merchandising team to generate target returns and margins	Aggressive remodeling campaign to be completed by DMA
Phase 2	Develop store closure list evaluated by DMA, identifying potential inventory transfers and optimize timeline	Identify sale-leaseback opportunities recycling capital towards: remodels, relocations, shareholder dividends	Review effectiveness of historical marketing campaigns and institute best practices	Capture store level improvement opportunities including implementing labor scheduling and shrink improvement initiatives	Actively seek new and replacement locations to transform the store footprint
Phase 3	Organizational review to determine human capital needs to support optimal operating structure	Execute on strategic opportunities as well as opportunities to build out or improve network	Perform ad agency review	Review controllable and non-controllable expense items for savings opportunities	Explore new proto-type location where required

To Stabilize Retail, Transform Retail Pricing Strategy

SUPERVALU'S LONG HISTORY OF INDUSTRY WORST RETAIL STORE SALES AND EBITDA MARGINS, DESPITE POSSESSING A STORE BASE THAT IS NOT STRUCTURALLY INFERIOR TO PEERS IMPLIES THAT ITS INTERNAL PRICING STRATEGY IS FUNDAMENTALLY BROKEN

- Supervalu must embark on a ***complete reassessment*** of its pricing strategy

Pricing Survey	Strategy Formation	Pricing Strategy	Modeling / Refinement	Marketing and Merchandising
• Perform price survey of Supervalu banners vs competition • Evaluate weighted, unweighted, promotional and shelf prices	• Define value proposition and pricing by department • Departments: Grocery, produce, meat/seafood, bakery, general merchandise, food service / deli and packaged meats	• Within each category, segment price sensitive and non-sensitive items • Drive precision pricing on sensitive items to attract traffic and flow through buying on higher margin non-sensitive • Price shield private label	• Model and run scenario analysis to evaluate forecasted sales and margin outputs • Continue to refine and adjust model pricing to generate targeted margins	• Collaborate with marketing to communicate pricing investments • Ensure merchandising and replenishment are supporting business model

Measurement: Identify metrics, KPIs for ongoing evaluation

Compensation: Align compensation with operational goals

Organization: Build and structure team to achieve success

To Stabilize Retail, Stores Need To Be Refreshed

SUPERVALU MUST MAXIMIZE THE VALUE OF ITS CAPEX SPEND TO UPDATE ITS RETAIL STORE BASE TO REJUVENATE THE BRAND AND RETAIL SEGMENT EARNINGS

- Concentrating Capex in specific markets to elevate the brand consistently for consumers will drive traffic back to Supervalu's retail stores

Supervalu Store Base

Banner	Stores	Region
Cub Foods	53	Minnesota
Shoppers	52	MD, D.C.
Hornbacher's	8	North Dakota
Rainbow	1	Minnesota
Shop 'n Save (It's really that simple.)	38	Missouri
Farm Fresh	17	Virginia
Shop 'n Save (It's really that simple.)	22	WVA, MD, PA, VA
Total	**191**	

Store Refresh Plan

Step	Initiative	Considerations
1	Identify market renewal designated market area (DMA)	Store concentration, geographic locations, target consumer and competition
2	Segment targeted stores into tiers based on intensity of capex	Real estate ownership, age of store and existing configuration
3	Define upgraded store features	Façade, lighting, floors, fixtures, displays, registers
4	Identify specific investment	Reconfiguration of square footage increases and decreases for departments and commensurate investment
5	Identify new investments	New technologies such as coolers, lockers and easy-checkout
6	Execution plan	Timing, contractor capacity, inventory support, personnel capacity

Retail and Wholesale Sustainability Market Opportunity

WHILE GROCERS HISTORICALLY COMPETED BASED ON PRICE AND LOCATION, NIELSEN'S GLOBAL STORE CHOICE DRIVER REPORT MULTIPLE SUSTAINABILITY FACTORS AS KEY OPPORTUNITIES FOR RETAILERS

- Furthermore, Nielsen found that consumers are increasingly willing to pay more for socially responsible products
  - 66% of consumers are willing to pay more for sustainable brands
  - 50% of global consumers take "green" factors into account when making purchasing decisions



HIERARCHY OF KEY STORE CHOICE DRIVERS
BASIC NEEDS (PRICE OF ENTRY)
EVERYDAY LOW PRICES
GOOD SALES
NEARBY LOCATION
CORE NEEDS (DRIVES EMOTIONAL BONDS)
GROCERY SELECTION
FRESH PRODUCE
WELL STOCKED
FRESH MEAT & SEAFOOD
EMERGING NEEDS (KEY OPPORTUNITIES)
TRUSTWORTHY COMPANY
ONE-STOP SHOPPING
STORE BRAND
FRIENDLY EMPLOYEES
HEALTHY LIFESTYLE
PREPARED FOODS
NATURAL/ ORGANIC
PROCESS
PRICE-VALUE
PRODUCT
PLACE
PROMISE

Source: Nielsen Store Choice Drivers (Survey conducted to English-speaking Homescan Panelists, 4/8/16-5/2/16, 42,449 respondents)



TOP SUSTAINABILITY PURCHASING DRIVERS
Global Respondents vs. Those Willing To Pay More*
THE PRODUCTS ARE MADE BY A BRAND/COMPANY THAT I TRUST
62%
72%
+10%
THE PRODUCT IS KNOWN FOR ITS HEALTH & WELLNESS BENEFITS
59%
70%
+11%
THE PRODUCT IS MADE FROM FRESH, NATURAL AND/OR ORGANIC INGREDIENTS
57%
69%
+12%
THE PRODUCT IS FROM A COMPANY KNOWN FOR BEING ENVIRONMENTALLY FRIENDLY
45%
58%
+13%
THE PRODUCT IS FROM A COMPANY KNOWN FOR ITS COMMITMENT TO SOCIAL VALUE
43%
56%
+13%
THE PRODUCT'S PACKAGING IS ENVIRONMENTALLY FRIENDLY
41%
53%
+12%
THE PRODUCT IS FROM A COMPANY KNOWN FOR ITS COMMITMENT TO MY COMMUNITY
41%
53%
+12%
I SAW AN AD ON TV ABOUT THE SOCIAL AND/OR ENVIRONMENTAL GOOD THE PRODUCT'S COMPANY IS DOING
34%
45%
+11%
GLOBAL AVERAGE
THOSE WILLING TO PAY MORE

*Note: Key sustainability purchasing drivers were categorized as either "very heavy influence" or "heavy influence" by the indicated percentage of respondents
Source: Nielsen Global Survey of Corporate Social Responsibility, Q1 2015

Continuous Customer Profitability Analysis In Wholesale Business

SUPERVALU TYPICALLY PERFORMS A PROFITABILITY ANALYSIS FOR NEW CUSTOMERS THAT ASSESSES COST OF SERVICE FOR *PROJECTED VOLUMES;* THIS MUST BE A CONTINUOUS EXERCISE

- A continuous profitability analysis for its Wholesale customers would reveal where initial assumptions are not being achieved, identifying opportunities to drive margin expansion
- Improved business insights allow for better understanding and management of margins

Ongoing Customer Profitability Analysis

Define Customer Profit and Cost Centers → **Trace Direct Costs** → **Allocate Overhead Costs** → **Prepare Reports and Assign Ownership**

Information Technology

Finance / Reporting

Margin Expansion Initiatives

1. Renegotiate volume and/or pricing for underperforming customer contracts
2. Exit unprofitable customer contracts
3. Increase density on routes that are underperforming with investment in customer acquisition
4. Increase investment in profitable customer routes to drive more sales
5. Identify regions for targeted growth and assess infrastructure support
6. Collaborate with customers to optimize delivery schedule to support inventory needs and improve margins

Elimination of CPG Direct Store Delivery (DSD) is Opportunity

AS CONSUMER PACKAGED GOODS (CPG) COMPANIES TRANSFORM THEIR DISTRIBUTION NETWORKS TO SAVE COSTS AND IMPROVE EFFICIENCIES, ELIMINATION OF DSD PROGRAMS PROVIDE A SUBSTANTIAL OPPORTUNITY FOR SUPERVALU

- Supervalu needs to partner and work collaboratively with all stakeholders to provide a solution that helps CPG suppliers reduce logistics costs and retailers manage their inventory turns

	Scenario 1	Scenario 2	Scenario 3
Situation	CPG supplier has unprofitable DSD routes	CPG supplier completely exits DSD, but some retailer regions need operational support	CPG supplier completely exits DSD, retailers have limited to no warehouse capacity to support change
Opportunity	Supervalu offers cross-dock solution and takes on routes	Supervalu becomes component of retailer's distribution solution	Supervalu oversees entire distribution solution for specific category
CPG Supplier Benefit	Cost savings from removal of distribution centers	Cost savings from exit of entire distribution center network	Cost savings from exit of entire distribution center network
Retailer Benefit	Savings from product inducements to support DSD exit and inventory levels don't increase as Supervalu warehouses product	Improved margins leveraging Supervalu's existing lowest cost to serve infrastructure	Capital efficient as retailer does not need to build out warehouse infrastructure and does not need to increase store inventory

Become Leader in CSR to Drive Wholesale Segment Growth

PROPERLY EXECUTED CORPORATE SOCIAL RESPONSIBILITY (CSR) INITIATIVES CAN BECOME A REVENUE DRIVER

- CSR initiatives map directly to Supervalu's Wholesale selling strategy of "Add, Grow and Keep"

Supervalu Wholesale Strategy


ADD
(Serve more customers)
GROW
(Sell more to all customers)
KEEP
(Retain existing customers)

Potential Supervalu CSR Initiatives

- **CSR Leadership:** Independent grocers struggling to compete with big box retailers on pricing can differentiate themselves by working with a CSR supply chain leader
- **Increase Addressable Market:** Wholesale customers may also have requirements or expectations for a sustainable supply chain that exclude Supervalu from new business opportunities

---

- **Marketing Leverage: Local Marketing**: Emphasize independent grocers are fabric of local communities and have better sustainable practices than multi-national corporates
- **Product Education:** Educate end customer of origin and ecosystem around its products to build loyalty
- **Natural/Organic/Fresh Marketing:** Leveraging economies of scale across its wholesale customer base of 5,700 customers, Supervalu can cost-effectively develop CSR campaigns that Independent customers cannot execute on their own
- **Traceability:** Develop product traceability technology to build trust with consumers

---

- **Customer Integration:** Integrate Supervalu's CSR activity into its customer supply chain prevents customers from switching away from Supervalu

Overseeing the Implementation of the Capex Refresh Strategy

BLACKWELLS’ NOMINEE RICK ANICETTI HAS SUBSTANTIAL EXPERIENCE IN IMPLEMENTING “MARKET RENEWAL” CAPEX REFRESH PROGRAMS AND CAN HELP OVERSEE THE IMPLEMENTATION OF THIS IMPORTANT STRATEGIC INITIATIVE



Securing Contractor Resources
Phasing in Regions to Create Natural Upgrade Cycle
Business Interruption Mitigation Strategies
Marketing Brand Relaunch
Supplier Support Through Transition
Employee Change Management
SUPERVALU
Capex Refresh Implementation

Overseeing the Wholesale Business

THE WHOLESALE BUSINESS IS A COMPLICATED LOGISTICS COMPANY AND THE BOARD SHOULD DEMAND EXCEPTIONAL PERFORMANCE

- The Nominees' goal will be to ensure execution that drives: i) operational efficiencies, ii) technology improvements and iii) growth opportunities at Supervalu

Operational Efficiencies

- **Route Network Improvement:** Leverage logistics software, systems and tracking tools to optimize transportation route networks and introduce new processes to identify cost savings
- **Warehouse Consolidation and Site Development:** Identify opportunities to improve network throughput or grow service area by improving warehouse locations
- **Transportation Partnerships:** Explore partnerships with other transportation providers to leverage off each others' distribution network efficiencies and capabilities

Technology

- **Trucking Technologies:** Explore utilization of natural gas or electric fueled vehicles to lower operational costs and carbon footprint
- **Trucking Logistics:** Explore technologies to reduce labor costs such as autonomous driving and platooning

Growth Opportunities

- **Direct Store Delivery:** Partnership with CPG suppliers and retailers to develop a logistics model that eliminates direct-store-delivery (DSD) and lowers costs and inventory demands across the entire supply chain
- **Shared Warehouse:** Partnership with CPG suppliers and retailers to host a shared warehouse that i) eliminates the need for supplier and retailer warehouses, ii) eliminates four separate handling points to reduce costs and iii) lowers lead times for product to reach retail shelves
- **Last Mile Delivery:** Explore providing home delivery services out of Supervalu warehouses rather than through retail stores to eliminate supply chain costs

Recruiting and Retaining Exceptional Talent

WITH DEEP INDUSTRY CONNECTIONS AND KNOWLEDGE, THE NOMINEES ARE IN A POSITION TO EVALUATE MANAGEMENT AND RECRUIT, MENTOR AND RETAIN LEADERSHIP TALENT

- The Nominees are committed to ensuring the company has the finest executive team available
  - The Nominees have been working in the food retail and distribution business for decades and have exceptionally deep relationships
  - The Nominees also are able to independently vet and reference check potential candidates
- The Nominees expect the current management team to stay in place if the Nominees are elected
  - However, if interim management becomes necessary, the Nominees themselves are prepared to step into operating roles
  - The Nominees are confident they could fill any necessary management roles with personal service or through relationships with others that would serve on a temporary basis, if needed

Relevant Operating Experience



Frank Lazaran
Former CEO
Food Retail and Distribution



Rick Anicetti
Former CEO
Food Retail and Distribution



Chris Kreidler
Former CFO
Food Wholesale and Distribution

Assessing Retail Operational Turnaround Leadership

THE POOR PERFORMANCE OF SUPERVALU'S CURRENT RETAIL OPERATIONS REQUIRES A FULL ASSESSMENT OF THE ORGANIZATION'S PERSONNEL TO EVALUATE WHETHER THE APPROPRIATE TEAM IS IN PLACE TO EXECUTE UPON THE IDENTIFIED OPERATIONAL TURNAROUND PLAN

Executive Leadership

- Assess capability to navigate strategic, operational and human capital components of turnaround
- Challenge strategy to drive changes across primary operational pillars of merchandising, marketing, execution, store refreshment and real estate

Organizational Structure

- Realign organizational structure to reflect updated store footprint and strategic focus pro forma for exiting non-core stores and strategic plan forward
- Refine cross functional reporting lines to ensure collaboration, coordination and improved execution of defined strategy

Banner Leadership

- Review banner leadership and store management teams to assess skillset gaps, professional development plans, career progression opportunities and succession planning
- Reinvigorate store operational teams to put operational lapses into the past and to take pride in the quality of store facilities

Functional Leadership

- Assess merchandising, marketing, store execution and real estate functional leadership abilities to support turnaround plan
- Facilitate coordination and teamwork among functional teams

Executive Compensation Should Be Tied to Returns

SUPERVALU SHOULD INCENTIVIZE ITS EXECUTIVES TO GENERATE STRONG RETURNS ON SHAREHOLDERS' CAPITAL, NOT MERELY GROW AT ANY COST OR THROUGH EXPENSIVE ACQUISITIONS

- Unlike its peers, Supervalu's current executive compensation programs reward management for absolute growth in sales and adjusted EBITDA
  - This provides a perverse incentive to spend capex (below the EBITDA line) and engage in acquisitions
  - Moreover, the programs includes substantial awards on subjective criteria
- The results of the current program is that all named executives received pay increases in a year when the financial and stock performance was abysmal
- The Nominees are committed to reforming the executive compensation program
  - Compensation should be tied to generating returns on shareholders' capital, as it is at peer companies
  - Executives should be rewarded when shareholders are rewarded

Relevant Public Company Experience



Jim Martell
Comp Committee, Mobile Mini
Comp Committee, XPO



Rick Anicetti
Comp Committee, SFS



Sandra Taylor
Comp Committee, Capella

Decisions All Considered Through Lens of Returns, Not Growth

NOMINEES ARE COMMITTED TO REVIEWING ALL STRATEGIES AND OPERATIONAL PERFORMANCE THROUGH A LENS OF RETURNS ON CAPITAL



Shareholder Returns
Executive Compensation
Strategic Capital Assessments
Operational Focus

- Define capital return policy
- Assess dividend policy
- Evaluate share buybacks

- Align executive compensation using capital return metrics as short-term and long-term incentive metrics

- Assess optimal balance sheet to achieve goals
- Evaluate M&A activity based on capital returns
- Assess capital expenditures on returns

- Reviewing business lines through Return on Capital (ROC) lens
- Identifying ROC key performance indicators and metrics

Assess Additional Sale Leasebacks

SUPERVALU MUST PERFORM A FULL ASSESSMENT OF METHODS TO UNLOCK THE COMPANY'S REAL ESTATE VALUE AND MAXIMIZE THE VALUE OF ITS CAPITAL LOSS CARRYFORWARD BEFORE ITS EXPIRATION

- Even after the execution of a sale-leaseback of distribution warehouse real estate, Supervalu still owns 13.3mm square feet of real estate
- The Company has also noted that it has a capital loss carryforward of approximately $2.9bn (before giving effect to its recent sale leaseback transaction), which will expire in February 2019
- The implied value of Supervalu's residual real estate is approximately $1.1bn almost covers the estimated net debt balance at the end of fiscal 2019 of $1.2bn to $1.3bn
- Supervalu could reduce its debt burden from proceeds of real estate sales and initiate a substantial capital return program for shareholders in the form of share buybacks or dividends

April 2018 Sale-Leaseback Transaction	
Square Feet Sold (mm)	5.8
$ Value / Square Foot	$83
Gross Proceeds ($mm)	$483
% Realization Rate	92%
Net Proceeds ($mm)	$445

Estimated Residual Real Estate Value	
Square Feet (mm)	13.3
$ Value / Square Foot	$83
Implied Gross Proceeds ($mm)	**$1,103**

Source: Supervalu filings.

Assess Capital Policy

SUPERVALU MUST ASSESS ITS SHAREHOLDER CAPITAL RETURN POLICY AS ITS BALANCE SHEET LEVERAGE FALLS IN-LINE WITH ITS WHOLESALE DISTRIBUTION PEERS, ALL OF WHOM CURRENTLY HAVE EITHER A SHARE BUYBACK OR DIVIDEND

- If Supervalu were to sell an additional 3.0mm square feet (23% of owned distribution real estate) at a similar valuation to its recently completed sale-leaseback, **the Company can use proceeds to initiate a buyback for ~15% of its shares outstanding and reduce leverage further to 3.0x**
- Pro forma for Supervalu's sale-leaseback, the Company has guided to estimated net debt to EBITDA of "low 3-times range" by the end of fiscal year 2019, in-line with Blackwells' estimate of approximately 3.2x
- Supervalu's leverage will be in-line with its wholesale distributor peers who ALL have a shareholder capital return program in place


Supervalu Pro Forma Net Leverage versus Peers
1.4x
2.5x
3.2x
3.2x
3.9x
3.9x
UNFI
SYY
SVU
SPTN
PFGC
USFD

Source: Company filings, Bloomberg and Blackwells' analysis.

Strategic Review – Evaluate Strategic Alternatives

AFTER EXECUTING UPON ITS OPERATIONAL TURNAROUND EFFORTS, SUPERVALU MUST FULLY ASSESS STRATEGIC ALTERNATIVES FOR ITS RETAIL AND WHOLESALE SEGMENTS

- Blackwells' full analysis of strategic alternatives was published in its February 6, 2018 presentation

Spin-Off / Divestiture of Stabilized Retail Segment

Proposed Spin-off / Divestiture of Retail Segment

- Supervalu should spin-off its retail segment into a separate listing allowing investors to properly value the Wholesale and Retail segments distinctly
- Retail spin-off would have zero debt, own 2mm sq ft of real estate and have a standalone corporate function / dedicated management team
- The Wholesale company would continue to shoulder the Albertsons TSA and all the debt

	Consolidated	Wholesale Only	Retail Only
Sales	$17.1bn	$12.8bn	$4.4bn
EBITDA	$460	$377	$78
% margin	2.7%	3.0%	1.8%
3-year EBITDA Growth CAGR (%)	-3.9%	+16.0% (a)	-19.2%
Debt	$1.5bn	$1.5bn	-
Leverage	3.4x	4.2x	0.0x
Equity Story	• Declining earnings • Mix of Wholesale segment growth through consolidation and Retail segment declines are too disparate	• High teens earnings growth through 2020E • Grocery wholesale industry consolidation • Strategic value of assets to logistics and transportation peers	• Substantial turnaround opportunity as operating metrics are far below peers • Real estate value provides valuation floor • Zero debt on balance sheet provides time optionality
Investor Base	• Orphaned	• Value investors that appreciate industry best growth at cheapest valuation multiple • Event-driven investors that see strategic value of assets	• Special situation and turnaround investors that appreciate risk/reward offered

Evaluate Strategic Alternatives for Wholesale

Potential Strategic Acquirers for Wholesale

- Supervalu would be an attractive acquisition target to its wholesale grocer peers, as well as to transportation and logistics companies

	SpartanNash	unfi	C&S Wholesale Grocers	Transportation Companies	Logistics Companies
Cost Synergies	✓	✓	✓		
Increased Scale	✓	✓	✓		
Diversify Customer Base		✓	✓	✓	✓
National Footprint	✓	✓	✓	✓	✓
Expand Product Offering		✓		✓	✓
Stable Earnings Stream				✓	✓
Increase Transport Assets				✓	✓
Increase Warehouse Assets				✓	✓
Move Downstream to Consumer				✓	✓

Summary Accretion of M&A Scenarios for Supervalu

- Grocery wholesale peers SpartanNash and United Natural Foods Inc., could acquire Supervalu and achieve over +75% earnings accretion due to Supervalu's low valuation multiple and significant synergies

	SpartanNash	unfi
Accretion	+74%	+77% (a)
Pro Forma Sales	$26.0bn	$23.4bn
Pro Forma EBITDA with Synergies	$972mm	$984mm
Pro Forma Leverage with Synergies	2.7x	2.1x
SVU Shareholding Ownership	50%	29%
Value to SVU Shareholders	$45.00 (+200%)	$42.00 (+180%)

Implement Annual Strategic Review Process

IMPLEMENT AN ANNUAL STRATEGIC REVIEW PROCESS THAT EVALUATES MANAGEMENT'S EXISTING STRATEGY TO CREATE SHAREHOLDER VALUE VERSUS M&A ALTERNATIVES TO ASSESS THE BEST PATH FOR SHAREHOLDERS

Operational Strategy Assessment

- Review Management's Standalone Strategy
- Assess Feasibility and Execution Timeline
- Perform Valuation Assuming Successful Execution

Compare values to set strategic path to operate or sell business

Strategic Alternatives Assessment

- Review M&A Landscape and Potential Targets
- Assess Potential Sale Opportunities
- Assess Value and Probability of Executing Upon M&A Strategies

Ensure Transparency and Accurate Financial Reporting

NOMINEES INCLUDE EXPERIENCED AUDIT COMMITTEE MEMBERS AND PUBLIC COMPANY CFOS

- Nominees will ensure that shareholders receive sufficient information to make good investment decisions
  - Historical financials should be comparable
  - Nominees will not permit management to reclassify operations as "held for sale" or "discontinued" without perfect transparency into the comparable financial performance and KPIs
- Shareholders should be given sufficient transparency into KPIs to understand the performance of the Company
  - Includes segment reporting with detailed metrics
  - Reporting of returns on capital to ensure accountability
- Reporting on other key initiatives, such as CSR, asset sales, executive compensation to be plain and thorough
  - Given its performance issues, Supervalu has no license to be opaque

Relevant Public Company Experience



Jim Martell
Audit Committee, Mobile Mini



Steve Baer
Audit Committee, First Merit Corp.



Chris Kreidler
Audit Committee, Aimia
CFO, Sysco Corp.

The Nominees Will Seek to Improve Financial Disclosure

SUPERVALU'S FINANCIAL DISCLOSURE AROUND ITS "CORPORATE" SEGMENT AND ITS "TRANSITION SERVICES AGREEMENT" HAS CONFUSED INVESTORS

- Supervalu should classify the Albertsons TSA as discontinued operations as: i) the contract is in wind-down, ii) the earnings mask the Company's corporate costs and iii) the TSA income is not an operating item, but a legacy form of seller financing Supervalu provided to Cerberus
- The Nominees would also perform an evaluation of the cost allocation mechanism between Supervalu's Wholesale and Retail operations to ensure that one is not subsidizing the other

Current Segment Disclosure	**Future Segment Disclosure**
Wholesale	Wholesale
Retail	Retail
Corporate	Corp (excluding TSA)
Continuing Ops	**Continuing Ops**
Discontinued Ops	Discontinued Ops
	Discontinued Albertsons TSA
Total	**Total**

Adopt Best Practices for Shareholder Engagement

SUPERVALU SHOULD HOLD ANALYST DAYS, PRODUCE INVESTOR PRESENTATIONS AND ACTIVELY ENGAGE WITH SHAREHOLDERS

Outreach	Current Supervalu	Opportunity
Investor Day	• Last investor day was held May 2011	• Investor days provide management the opportunity to educate investors (existing and new) about the Company's strategy and frame the opportunity set that can be captured
Investor Presentation	• Prior to Blackwells' engagement, most recent overview presentation was from May 2012	• Facilitates new and incremental investor interest, reiterates investment messaging and creates familiarity
Earnings Presentation	• Prior to Blackwells' engagement, most recent earnings presentation was from January 2012	• Clearly articulates the Company's KPIs and metrics, as well as progress towards achieving those milestones
Improved Communications	• Announced business reorganization that would cause all the Company's debt to immediately mature via a SEC filing, then press release 10 minutes later, with no conference call or presentation to walk investors through rationale	• Ensures there is no confusion on the Company's strategy and helps investors understand management's actions towards creating value
Investor Outreach	• Management has not conducted a roadshow to meet investors in years	• Regular communications ensures investors are up to date on equity story and are kept abreast of progress on initiatives

Ensuring Optimal Board Composition and Governance

BOARD SHOULD NOT TOLERATE ANY CONFLICTS OF INTEREST OR SHAREHOLDER UNFRIENDLY GOVERNANCE

- Nominees will ensure that the interests of the directors are fully aligned with shareholders
  - There is no room for split loyalties or conflicts
  - Several of the Nominees have pledged to make open-market purchases of stock once elected
- The Nominees believe in a program of ongoing Board refreshment and would expect the full Board to assess the needs of the Board each year
- If elected, the Nominees intend to be available to the management team, and to shareholders, on a regular basis

Relevant Public Company Experience



Sandra Taylor
Gov Committee, Capella



Jim Martell
Nom/Gov, Mobile Mini
Nom/Gov, XPO



Chris Kreidler
Nom/Gov, Aimia



Rick Anicetti
Nom Committee, SFS

Driving Sustainability Throughout the Value Chain

SUSTAINABILITY WILL DRIVE VALUE AND ENSURE LONG TERM VIBRANCY AND COMPETITIVENESS

PRIMARY ACTIVITIES

- **Inbound Logistics:** Improving packaging to reduce waste and optimizing network to reduce emissions
- **Operations:** Improve energy conservation in refrigeration, lighting and HVAC equipment to save costs
- **Outbound Logistics:** Reduce energy use in transportation migrating more vehicles to natural gas
- **Marketing & Sales:** Develop educational marketing tools on sustainable efforts for entire wholesale customer base
- **Service:** Improves relationship with customers

SUPPORTING ACTIVITY

- **Firm Infrastructure:** Appoint a Chief Sustainability Officer within the organization to reinforce importance
- **Human Resources:** Driving sustainability through organization improves morale, recruiting and cost savings
- **Technology Development:** Develop product traceability tools to increase trustworthiness and accelerate recalls
- **Procurement:** Partner with sustainable suppliers to meet changing customer demands



Primary Activity
Inbound Logistics
Operations
Outbound Logistics
Marketing & Sales
Service
Supporting Activity
Firm Infrastructure
Human Resources
Technology Development
Procurement
Margin

Ensuring Culture of Thrift, Responsibility and Accountability

The Nominees will insist that
the Company sell its corporate jet,
which negatively impacts Supervalu’s
culture and is uneconomic to operate



BLACKWELLS CAPITAL

Summary of 100-Day Implementation Plan

INITIAL 100-DAY IMPLEMENTATION WITH WORK STREAM FOR EACH KEY STRATEGY ELEMENT ACCELERATES TRANSFORMATION AND SETS COMPANY ON PATH FOR SUCCESS

- Combination of developing a long-term road map and immediate execution balances short and long term goals

Stabilize
- Exiting Discontinued Operations
- Retail Operational Turnaround
- Retail Store Capex Refresh

Grow
- Corporate Social Responsibility & Sustainability Plan
- Wholesale Customer Profitability Assessment

Monetize
- Strategic Planning Program



Day 1
Day 100
Assess and plan
Execution

100 Day Plan – Exiting Discontinued Operations

EXITING UNSALVAGEABLE RETAIL OPERATIONS MUST BE EXPEDITIOUSLY EXECUTED TO PREVENT FURTHER DESTRUCTION OF VALUE AND/OR DISTRACTION FOR MANAGEMENT

Action	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Review store level profitability and cash burn	■													
Develop 13 week cash forecasts by unit	■													
Assess value of major assets and liabilities		■												
Assess internal skillsets		■												
Identify mgmt all-stars and develop retention plan			■	■	■									
Review leadership capacity in conjunction with outside talent			■	■	■									
Distribute RFP & assess outside consultant support			■	■	■									
Develop information packet for potential buyers					■	■								
Develop human resources operational plan					■	■								
Communications plans for employees and partners					■	■								
Develop and foster buyer list						■	■							
Perform impact assessment						■	■							
Review liability mitigation strategy							■	■	■					
Review real estate sale opportunities							■	■	■					
Review leases and other obligations renegotiations							■	■	■					
Kick-off exit plan with mgmt. or consultant										■	■			
Continuous review of progress and milestones											■	■	■	■

100 Day Plan – Retail Operational Turnaround

SIGNIFICANT IMPROVEMENTS CAN BE ACHIEVED IN RETAIL SIMPLY THROUGH ENGAGED MANAGEMENT, IMPROVED OVERSIGHT AND REINFORCING BASIC EXECUTION PRINCIPLES

Action	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Review store level profitability and force rank stores	■	■												
Deploy store SWAT teams to clean up egregious failures	■	■												
Review operations and strategy with banner leaders		■	■											
Assess banner and central mgmt talent / capability		■	■											
Realign organizational leadership and structure				■	■									
Identify organizational gap analysis and plan				■	■									
Review current merchandising & marketing strategy			■	■	■									
Perform competitive pricing benchmark work		■	■											
Refine pricing strategy with cross-functional teams				■	■	■	■							
Identify real estate sale and asset sale opportunities							■	■	■					
Perform ad agency review								■	■					
Reinforce shrink reduction best practices									■	■	■			
Review controllable and non-controllable expenses									■	■	■			
Define new labor scheduling program to meet needs									■	■	■			
Form team to evaluate new prototype store									■	■	■			
Develop communications plan for employees												■	■	
Develop store relocation / closure list													■	■

100 Day Plan – Retail Store Capex Refresh

AFTER MANY YEARS OF UNDERINVESTED CAPEX AND LIMITED CAPEX BUDGETS, SUPERVALU MUST RETHINK ITS APPROACH TO RETAIL CAPEX SPEND AND DEVELOP A NEW STORE REFRESH PROGRAM

Action	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Establish "capex" SWAT team to execute quick fixes	■	■	■	■	■	■	■	■						
Group stores based on regions and strategic plan	■	■												
Segment stores into tiers based on capex needs	■	■												
Review merchandise strategy to align investment			■	■										
Develop targeted spend programs for store facelift				■	■									
Develop targeted programs for new technologies				■	■									
Workshop with banner leaders for new store plan						■								
Create phase-in of plan to create natural cycle							■	■	■					
Establish business interruption mitigation strategies							■	■	■					
Foster marketing plan for customer engagement									■	■				
Brand re-launch planning efforts									■	■				
Establish employee communication and change plan										■	■			
Secure contractor resources in-line with plan									■	■	■	■	■	
Integrate capex plan with finance cash flow demand											■	■		
Assess and identify leadership capabilities and gaps											■	■		
Identify evaluation metrics to measure success													■	■
Begin supplier outreach plan for transition support													■	■

100 Day Plan – Corporate Social Responsibility & Sustainability Plan

CORPORATE SOCIAL RESPONSIBILITY AND SUSTAINABILITY MUST BECOME INGRAINED IN SUPERVALU'S CULTURE AS A KEY DRIVER OF THE FIRM'S STRATEGY AND OPPORUNITY SET

Action	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Assess current CSR and sustainability efforts	■	■												
Conduct workshop on best practices new efforts			■											
Assess personnel to lead and drive efforts				■	■									
Evaluate external leadership candidates				■	■									
Appoint Chief Sustainability Officer						■								
Realign exec. roles to include CSR / sustainability				■	■									
Conduct workshop to define CSR/ sustainability strategy							■							
Define focus areas across activities and segments								■	■					
Assess entire value chain for improvements									■	■	■	■	■	■
Establish oversight and metrics at Board level										■	■			
Establish KPIs and reports to measure outcomes										■	■			
Initiate plan to create annual sustainability report										■	■			
Reestablish leadership at industry associations											■	■		
Assess transportation and energy use programs												■	■	■
Develop communications plan for employees													■	■
Develop communications plan for customers													■	■
Develop plan with suppliers and partners													■	■

100 Day Plan – Wholesale Customer Profitability Assessment

DEVELOPING A RENEWED FOCUS ON PROFITABILITY AND RETURN ON CAPITAL WILL ENSURE THE COMPANY CAN SUPPORT A NEW PARADIGM SHIFT IN STRATEGY

Action	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Assess financial reporting capabilities for support	■	■												
Assess IT infrastructure capabilities for support	■	■												
Identify cross-functional committee to lead efforts			■	■										
Assess leadership skillsets and bandwidth			■	■										
Evaluate consultant strategy / support abilities		■	■	■										
Develop new reporting package requirements				■	■	■								
Map original cost to serve analysis to new reporting				■	■	■								
Define customer profit and cost centers					■	■	■	■						
Establish system to trace and allocate direct costs					■	■	■	■						
Formulate workstream to allocate overhead costs					■	■	■	■						
Conduct workshop for total cost allocation									■					
Continue to refine cost allocation model									■	■	■	■	■	■
Develop internal communications plan										■	■			
Establish new employee assessment metrics										■	■			
Develop financial reporting package workstream												■	■	
Identify leadership plan to drive strategy forward													■	■
Identify KPIs and align compensation incentives													■	■

100 Day Plan – Strategic Planning Program

BOARD MEMBERS WITH NO CONFLICTS AND FRESH IDEAS SHOULD FULLY ASSESS THE STRATEGIC OPPORTUNITIES AND VALUE OF SUPERVALU

Action	Week													
	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Tour and review Retail locations	■	■												
Tour and review warehouse locations		■	■											
Assess transportation assets and systems		■	■											
Review primary supplier and customer partnerships				■	■									
Assess IT infrastructure and roadmap				■	■									
Review management presentations on segments						■								
Assess M&A component of strategic plan					■	■								
Conduct workshops on strategic plan development							■							
Assess executive leadership to implement strategy							■	■	■					
Assess organizational structure to support strategy							■	■	■					
Develop compensation plan to align incentives								■	■	■				
Develop KPIs to continually track performance								■	■	■				
Define key milestones and projects								■	■	■				
Identify roles and responsibilities for execution									■	■	■			
Foster process and framework for continuous review									■	■	■			
Create communications plan across constituencies											■	■	■	
Roll-out plan to employees, customers, suppliers														■

Contingency Plan: Change of Control Provisions

AS NOTED IN OUR PROXY STATEMENT, SOME OF SUPERVALU'S AGREEMENTS HAVE CHANGE OF CONTROL PROVISIONS THAT MAY BE TRIGGERED BY A MAJORITY CHANGE IN THE BOARD

- Change of Control provisions in Director and Officer agreements
  - Our intention is to work with the existing management team, and do not expect executive change of control agreements, which are double-trigger arrangements, to be triggered
  - In any event the incumbent Board, facing a change of control, should take the steps necessary to modify definitions in employment-related change of control provisions
    - If not, the Nominees will attempt to negotiate a resolution, leaving open the possibility of pursuing available remedies
- Change of Control provisions in other agreements, such as debt instruments
  - It is typical for lenders to waive these provisions in the event a change of control is triggered by a shareholder vote
    - Delaware case law suggests it might be a breach of fiduciary duty for the incumbent board not pursue a waiver
    - Case law also suggests lenders could be liable for aiding and abetting breach of fiduciary duty if penalties are triggered
  - Our expectation is that the incumbent Board, facing a change of control, would seek appropriate waivers from SVU's lenders
  - If this is not the case, the Nominees would use existing relationships with SVU's lenders to promptly effectuate waivers, if possible

BLACKWELLS CAPITAL

Nominee Comparison

Qualifications	Incumbent	Nominee	Qualifications
• Overseen (82%) decline in stock price during his 8 year tenure on board • Oversaw sale of Albertsons assets to Cerberus which was fraught with conflicts • Industry experience in energy infrastructure and waste management	 **Don Chappel** *Former CFO, Williams Companies*	 **Jim Martell** *Former Chairman, XPO Logistics*	• Former Chairman of the board of XPO Logistics, where he oversaw a +455% increase in share price during his tenure on board • Substantial boardroom experience in multiple logistics and transportation companies • Executive experience at UPS and Fedex
• Overseen (92%) decline in stock price during his 12 year tenure on board • Oversaw sale of Albertsons assets to Cerberus which was fraught with conflicts • Food retail experience as CEO of Shaw's Supermarkets is outdated (over 20 years ago)	 **Phil Francis** *Former CEO, PetSmart*	 **Rick Anicetti** *Former CEO, The Fresh Market*	• Former CEO of The Fresh Market (NYSE: TFM), which was sold to private equity firm Apollo Management in 2016 at a +35% premium when he joined the company • CEO of Food Lion, chain of 1,200 grocery stores • Board member of retail concepts Smart & Final, 99 Cents Stores and A&P
• Overseen (86%) decline in stock price during his 15 year tenure on board • Approved one of the worst corporate M&A transactions in history: acquisition of Albertsons • No executive operating experience and has been retired for 15 years	 **Irwin Cohen** *Former Partner, Deloitte Audit*	 **Chris Kreidler** *Former CFO, Sysco and C&S*	• Former CFO of the largest wholesale food service supplier Sysco (NYSE: SYY) that oversaw an increase in market cap from $11bn to $23bn during his tenure • Former CFO of C&S Wholesale Grocer, the largest grocery wholesaler in the US • Significant board experience at AIMIA, PF Chang's Bistro

Nominee Comparison Cont'd

Qualifications	Incumbent	Nominee	Qualifications
• Overseen (71%) decline in stock price during his 4 year tenure on board • Appointed to the board by Cerberus, who is no longer a shareholder and owns one of Supervalu's largest competitors • No executive management and no retail experience	 **Mathew Pendo** *Managing Director, Oaktree Capital*	 **Sandra Taylor** *CEO* *Sustainable Bus. Int'*	• Industry leader in corporate social responsibility as the CEO and founder of Sustainable Business International • Served as Senior Vice President of Corporate Social Responsibility for Starbucks Corporation (NASDAQ: SBUX) • Prior public board experience at Capella Education Company (NASDAQ: CPLA) and D.E. Master Blenders 1753 N.V. (SWX: DEMB)
• Overseen (71%) decline in stock price during his 4 year tenure on board • Appointed to the board by Cerberus, who is no longer a shareholder and owns one of Supervalu's largest competitors • A director of competitor of Supervalu, Rite-Aid, which is also being sold to Cerberus	 **Frank Savage** *Former Vice Chair, Lazard*	 **Steve Baer** *Partner, High Ridge*	• 45 years of operational restructuring and turnaround experience • CEO and executive experience selling a variety of assets, businesses and real estate • Prior director of FirstMerit Bank, which was sold to Huntington Bank, realizing a +52% return during his tenure
• Overseen (74%) decline in stock price during his 5 year tenure on board • Supplier to Supervalu's competitors • Split loyalties	 **Eric Johnson** *CEO* *Baldwin Richardson*	 **Frank Lazaran** *Former CEO, Marsh Supermarkets*	• Managed turnaround of Marsh Supermarkets as CEO • Over 40 years of supermarket industry experience, 9 years of which as CEO / President • Prior public board experience at Winn-Dixie supermarkets

Rick Anicetti Profile



Mr. Anicetti brings over 35 years of executive leadership experience in the food retail industry

Executive Experience

- Former CEO of the Fresh Market (formerly NASDAQ: TFM), a gourmet food retailer operating 180 stores across 24 states, overseeing the sale of the company to Apollo Management
- Former CEO of Food Lion LLC, where he oversaw the retail operations of more than 1,200 Food Lion LLC stores and six distribution centers across 11 states
- Began career at Hannaford Bros. Co. Inc., a supermarket chain, where he held various leadership positions, culminating in his service as Executive Vice President and General Manager of Southeast Operations

Public Board Room Experience

- Former director of The Fresh Market
- Former director of Smart & Final, Inc. (NYSE: SFS), a chain of warehouse-style food and supply stores

Other

- Former director of private companies: 99 Cents Only Stores, A&P Supermarkets
- Member of the USA Advisory Board of Brambles Limited (ASX: BXB), a supply chain logistics group
- Serves on the Board of Trustees for Bennett College (one of two historical black colleges for women in the US)
- Board Chair for Easterseals UCP of NC and VA

Rick Anicetti – M&A and Capex Program Expertise

MR. ANICETTI, HAVING SOLD THE FRESH MARKET TO PRIVATE EQUITY FIRM APOLLO MANAGEMENT IN 2016, HAS ONE OF THE MOST RELEVANT EXPERIENCES IN MAXIMIZING PROCEEDS FROM A SALE PROCESS FOR A GROCERY STORE

- His experience will be immensely relevant to the Supervalu board, as the Company has a history of selling assets at industry low multiples, and making acquisitions at industry high multiples

Sale of The Fresh Market



$29
$27
$25
$23
$21
$19
$17
$15
+35% increase
October 1, 2015: The Fresh Market receives unsolicited offer from Apollo Management
September 1, 2015: Rick Anicetti appointed CEO and to the board of The Fresh Market
March 14, 2016: The Fresh Market announces agreement to be sold to Apollo for $28.50 per share
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16

Pioneering Capex Program at Food Lion

- Mr. Anicetti was the CEO of Food Lion, a 1,000 unit chain of grocery stores in the US, where he helped to pioneer its innovative capital expenditure program
- In 2004, Food Lion won Progressive Grocer's "Retailer of the Year" award for its successful "Market Renewal" program

Progressive GROCER

- The Market Renewal program was a strategy where the Company would concentrate its capital expenditures for store remodels in one primary market, to elevate the brand at all touch points for a customer
- Rather than piecemeal capex programs that generated low returns on capital, the Market Renewal program drove immediate improvements in sales and created a natural capex cycle for regularly upgrading the Company's assets and brand with consumers

Steve Baer Profile



Mr. Baer brings 40 years of business turnaround experience in a variety of roles including CEO, Chief Restructuring Officer and Court Appointed Receiver

Executive Experience

- Partner at the turnaround and restructuring firm, High Ridge Partners, bringing 45 years of experience advising, operating, financing, restructuring and selling commercial real estate properties and commercial businesses in a wide variety of industries
- Federal bankruptcy court appointed Chapter 11 Chief Restructuring Officer at Brockway Pressed Metals, a tier 1 automotive parts manufacturer where he stabilized operations and negotiated a stalking horse buyer for eventual 363 sale
- Former Group Head of Commercial Real Estate, Asset Based Lending and Workout at American National Bank
- Former CEO of Koenig & Strey Financial Services, a residential mortgage banking company, leading a turnaround of the business from a money losing operation into a profitable business that eventually was acquired by GMAC

Public Board Room Experience

- Former board member of FirstMerit Corporation (NASDAQ: FMER), a diversified financial services company from 2007 until its acquisition in 2016 by Huntington Bancshares Inc.

Other

- Board member of Lake Forest Open Lands Association and Lake Forest Land Foundation
- Board member of the Illinois Campaign for Political Reform

HIGH RIDGE PARTNERS

FIRSTMERIT Bank

Koenig & Strey RealLiving

American National the bank for business

Steve Baer – Distressed Asset Monetization Expertise

MR. BAER HAS HELD THE ROLE OF CHIEF RESTRUCTURING OFFICER, FINANCIAL ADVISER OR STATE COURT RECEIVER FOR MULTIPLE OPERATING BUSINESSES AND COMMERCIAL REAL ESTATE PROJECTS

- Through these roles, he has developed significant expertise in monetizing underperforming assets through asset sales, liquidations, stabilizing operations, managing cash requirements and managing liabilities

NOTEWORTHY RESTRUCTURING PROJECTS INCLUDE:

Company	Industry	Position	Summary of Actions Taken
Music Dealers, LLC	Music licensing and distribution	Trustee	▪ Identified strategic buyers and executed successful sale with multiple active bidders
Family Christian Center	15,000 member mega church	Indiana State Court Appointed Financial Administrator	▪ Oversaw all financial aspects of business, prepared and administered re-structuring budgets, monitored collections, took dominion of funds and re-established debt service, leading to a newly established board
Kendall Market Place	Retail mall	Illinois State Court Appointed Receiver	▪ Oversaw management of newly built regional mall and settlement of liens and TIF related litigation
The Executive Inn	650 room hotel	Kentucky State Court Appointed Receiver	▪ Oversaw operation of hotel, restaurants and banquet facilities, prepared and administered operating budgets
The Silver Tower	40 Story Condo	Illinois State Court Appointed Receiver	▪ Oversaw settlement of liens, completion of construction, sale of remaining 70% of units and turnover of condo association
Platte Valley Lumber	Door manufacturer	Colorado State Court Appointed Receiver	▪ Oversaw all operations, facilitating receivable collections, inventory buildout and liquidation. Arranged for auction of equipment and eventual sale of real estate
Brockway Pressed Metals	Tier 1 Auto parts manufacturer	Federal Bankruptcy Court Appointed Chief Restructuring Officer	▪ Managed all operational aspects of business, arranged DIP financing, identified potential buyers, negotiated stalking horse buyer

Chris Kreidler Profile



Mr. Kreidler brings substantial wholesale grocery and food service distribution experience as well as corporate strategy & M&A insights

Executive Experience

- Former CFO and EVP of Sysco Corp (NYSE: SYY), a global foodservice leader from 2009 to 2015 where he saw Sysco's market cap increase from $11 billion to over $23 billion
- Former CFO and EVP of C&S Wholesale Grocers, Inc., the largest wholesale grocery supply company in the United States
- Mr. Kreidler held numerous leadership roles at Yum! Brands, Inc., the parent company of Pizza Hut, Taco Bell, and KFC, including SVP of Corporate Strategy and Treasurer

Public Board Room Experience

- Current member of the Board of Directors of Aimia, Inc. (TSE: AIM), a data-driven marketing and loyalty analytics company

Other

- Member of the board of directors of privately held P.F. Chang's China Bistro, Inc., a casual dining restaurant chain
- Senior adviser to McKinsey & Co.
- Member of the Council of Overseers for the Jones Graduate School of Business at Rice University

Sysco C&S Wholesale Grocers Yum! AIMIA American National the bank for business Cable P.F. CHANG'S

Chris Kreidler - Experience Driving Value During Transformation

DURING MR. KREIDLER'S TENURE AS CFO OF SYSCO (NYSE: SYY), HE OVERSAW A **+96% INCREASE** IN THE COMPANY'S SHARE PRICE, INCREASING SHAREHOLDER VALUE BY **$10 BILLION**

- Through this period of time, Mr. Kreidler helped Sysco navigate through a comprehensive business transformation and acquisition / roll-up strategy that required significant investment, changes in operations and clear communications with its investors

Sysco Investor Relations Outreach

- Mr. Kreidler oversaw the communications of Sysco's strategy, business transformation and multi-year roadmap to investors and Wall Street analysts



Executing Our Strategy
Optimize the Core
Invest in Core Business
Increase Customer Retention
Business Transformation
Accelerate Contract Sales Growth
Optimize Fold-in Acquisitions
Innovation
Expand the Core
Potential Strategic Acquisitions
Talent Management
Sysco



Business Transformation
Grow sales, reduce operating costs and make more effective decisions
Improve Execution
Manage cost to serve
Shared Services
Reduce Complexity
Enhance customer experience
Centralize task-based work
Improve sales force productivity
Business Transformation
Support sales force
Sales and Marketing
Leverage improved data
Data Management
Develop enterprise-wide view
Increase Transparency
Sysco



Sysco 4Q & FY12 Earnings Results
August 13, 2012
Sysco



Roadmap To FY15
Grow Underlying Business 4-6% Annually
Business Transformation
Sustainable Annual EPS Growth
Including
Reduce cost structure by $300-350 million annually
Lower product costs by $250-300 million annually
Successfully implement technology platform

Sysco Acquisitions / Roll-Up Opportunity

- At both C&S and Sysco, Mr. Kreidler spearheaded efforts to develop a full customer profitability model and performance dashboard allowing for better management of cost to serve
- During his time at Sysco he also oversaw the ramp up in Sysco's acquisition activities, including integration and synergy capture



Strategic and Financial Criteria for Acquisitions
Sysco
Strategic Criteria
• Fold-ins
• Lower integration risk
• Higher returns
• Quality domestic or international Broadline operator
• Strategic specialty company
• Culture consistent with Sysco
• Ability to retain staff
• Geographic/customer penetration
Financial Criteria
• Accretive to top and bottom line growth
• Disciplined execution of integration synergies and growth plans
• Targeted investments for sustained growth
• Attractive IRR
Goal: ½ – 1 point of sales growth per year



Robust Pipeline of Acquisitions
Sysco
Annualized Acquired Sales ($ millions)
$75
$326
$41
$435
$260
FY08
FY09
FY10
FY11
FY12 (Est)
Focused on existing markets (Canada, U.S. and Ireland)
Disciplined transaction and integration process
Reasonable valuations
% of Sales 0.2% 0.9% 0.1% 1.1% 0.5-1.0%
# of Deals 4 4 3 5 8+
Transactions in pipeline that may close prior to year end

Frank Lazaran Profile



Mr. Lazaran brings over 40 years of executive leadership experience in the food retail industry

Executive Experience

- 40-year veteran of the retail food industry
- Former Chairman, CEO and President of Marsh Supermarkets, Inc., a multi-format regional food retailer with ~100 stores where he led the company in a successful turnaround from 2006 to 2011
- Former CEO of publicly-listed Winn-Dixie Stores, Inc., one of the largest supermarket chains in the Southeast
- Former President of Randalls Food Markets, a Texas supermarket chain of high-volume locations
- Started career at Ralphs Grocery Company as a sacker, eventually rising to Group Vice President of Sales, Advertising and Merchandising

Public Board Room Experience

- Former member of the board of directors of Winn-Dixie Stores

Other

- Member of the advisory board of the Alkaline Water Company, Inc., a bottled water distributor
- Operating Partner at New State Capital Partners LLC, a private equity firm

marsh EXPERTS IN FRESH | Winn-Dixie | Randalls | Ralphs | NEW STATE CAPITAL PARTNERS | THE ALKALINE WATERCO

Frank Lazaran – Expertise in Retail Store Operations


PROGRESSIVE GROCER
Marsh
Marches On....
MARSH
Stagnito

- From 2006 to 2011, Frank Lazaran led Marsh Supermarkets through a successful turnaround that generated a substantial increase in EBITDA, increased shareholder value and attracted strategic interest

marsh
EXPERTS IN FRESH

Financial
- Expense reduction initiatives that generated tens of millions in savings
- Inventory reduction that generated substantial working capital benefits

Operational
- Organizational review with significant reduction in workforce
- Remodeled and updated over 90% of stores
- Implemented work scheduling initiative
- Recruited and put in place new senior management team

Capital
- Major sale-leaseback of real estate completed
- Closed on new credit facility
- Spun-off / divested non-core divisions

Strategic
- Asset rationalization plan across stores, businesses and facilities
- Banner consolidation

Growth
- Launched Main Street Market concept
- Developed proto-type Marketplace store
- Expanded and enhanced product offerings and services
- Identified new and replacement locations

Jim Martell Profile



Mr. Martell brings substantial logistics and public board experience

Executive Experience

- With over 30 years of experience in the transportation and logistics sectors, Mr. Martell is seen as one of the leading executives in the logistics industry
- Served on the board of directors of XPO Logistics (NYSE: XPO), a public company engaged in the ground and air freight business where he served as Chairman of the Board and Interim CEO overseeing a +455% increase in share price
- Veteran in the package delivery market with executive management experience at Federal Express Corporation and United Parcel Service, Inc.

Public Board Room Experience

- Current director of Mobile Mini Inc. (NASDAQ: MIN), the world's leading provider of portage storage solutions
- Former director of XPO Logistics

Other

- Member of the board for privately owned logistics service providers: Transplace, Inc., Livingston International Inc., Quality Distribution Inc., Transforce, Inc. and uShip.com

Jim Martell – Substantial Boardroom and Chairman Experience

- From 2005 to 2016, Mr. Martell served on the board of XPO Logistics (NYSE: XPO), where he oversaw the growth of the Company that generated $1mm in EBITDA in 2005 into a national logistics leader that generated $1.2bn in EBITDA and commanded an Enterprise Value of $8.3bn in 2016 when he retired from the board
- During his tenure at XPO Logistics he held a variety of roles including:
  - Chairman of the Board
  - Interim CEO
  - Member of the Compensation and Nominating/Corporate Governance committees
- Mr. Martell oversaw landmark events at XPO, including:
  - September 2011 investment by Jacobs Private Equity into XPO that provided substantial equity and the transformational leader Brad Jacobs on as CEO
  - XPO's transformational acquisitions of Norbert Dentressangle SA for $3.0bn in April 2015 and Con-way Freight for $3.5bn in September 2015

Sandra Taylor Profile



Ms. Taylor brings experience in corporate social responsibility

Executive Experience

- Ms. Taylor is a pioneer in corporate social responsibility and is the President and CEO of Sustainable Business International LLC, an independent consultancy she founded which specializes in social responsibility for global businesses
- Served as the Senior Vice President of Corporate Social Responsibility for Starbucks Corporation (NASDAQ: SBUX)
- Served as Vice President and Director of Public Affairs for Eastman Kodak Company (NYSE: KODK)

Public Board Room Experience

- Former director of Capella Education Company (NASDAQ: CPLA), an education services company
- Former director of D.E. Master Blenders 1753 N.V. (SWX: DEMB), a European coffee and tea company up to its sale to Joh. A. Bencckiser GmbH

Other

- Sits on the board of several non-profit organizations, including the Center for International Private Enterprise, the Chesapeake Bay Foundation, the Mead Center – Arena Stage, since 2012 and Landesa Rural Development Institute

SustainableBusiness INTERNATIONAL | STARBUCKS COFFEE | KODAK | D·E MASTER BLENDERS 1753 | CAPELLA EDUCATION COMPANY

Sandra Taylor – Success in Implementing Sustainability Initiatives

MS. TAYLOR IS A PIONEER IN THE FIELD OF SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY

Driving global standards for Starbucks and the coffee industry

- Ms. Taylor led the creation and launch of Coffee and Farmer Equity (C.A.F.E) practices, a comprehensive set of environmental, social and economic guidelines to source ethical coffee


PRODUCT QUALITY
ECONOMIC ACCOUNTABILITY
SOCIAL RESPONSIBILITY
ENVIRONMENTAL LEADERSHIP
RESPONSIBLY GROWN, ETHICALLY TRADED COFFEE
PREREQUISITES
EVALUATED COMPONENTS

- Integrated corporate responsibility programs into core business strategy and operational units


Supply Chain Conduct
New Market Openings
Corporate Responsibility
Environmental Branding
Philanthropy

Advising corporations on corporate responsibility

- As the CEO of Sustainable Business International, LLC, Ms. Taylor advises major global corporations on their corporate responsibility strategies and programs
- Representative clients include:
- Representative non-profits & associations include:

BLACKWELLS CAPITAL

Wall Street Analysts Recognize Supervalu's Challenges

MAJOR WALL STREET RESEARCH FIRMS HAVE NEGATIVE RATINGS ON SUPERVALU'S STOCK HIGHLIGHTING THEIR EXPECTATIONS OF WEAK FINANCIAL PERFORMANCE

Firm	Rating	Comment
Morgan Stanley	Equalweight / In-Line	*"We expect Supervalu will continue to cede share within the Retail Food category; in-store initiatives could stem share declines, but industry pressures likely outweigh the effect of initiatives."*
Credit Suisse	Underperform	*"We believe SVU will struggle to grow EBITDA in a material way over the course of our modeling period, as lost TSA revenues and continued pressure in the Retail business are unlikely to be fully offset by growth in the Wholesale segment"*
Goldman Sachs	Sell / Cautious	*"Expect retail to continue to underperform given intense competitive pressure, pricing gaps remain, and underinvestment in stores. Wholesale faces a challenged end-market and connectivity to Retail can drive deleverage … Transition service agreement (TSA) revenue is waning and we see limited cost offsets available, creating a meaningful EBITDA headwind."*

Investor Support for Blackwells

ON MAY 30, 2018, THE D3 FAMILY FUNDS, WHICH OWN 500,000 SHARES OF SUPERVALU MADE THE FOLLOWING STATEMENTS:



PRESS RELEASE
has the potential to catapult SV's share price.
With the right board in place, with the right urgency, accountability, and serious skin in the game, we believe that SVU management could have the time and the support it needs to execute that strategy. But if the existing board, which owns very little purchased equity, and which has presided over a huge reduction in SVU's share price, is permitted to remain in place, we believe there is substantial risk that a hostile acquirer could swoop in with a $24 per share offer and steal the upside for itself."
the board has presided over such a massive and long-running decline in SVU's share price that accountability **simply demands changes**. If SVU could elect a ten person board, instead of nine, we would be delighted to vote for directors Mark Gross, Eric Johnson, Francesca Ruiz de Luzuriaga, and Mary Winston, plus the Blackwells slate.

Sell-side Research and Media Support for Blackwells


SUPERVALU Inc. (SVU:USA) currently trades at historical lows relative to UAFRS-based (Uniform) Assets, with a 0.8x Uniform P/B, implying bearish expectations for the firm. Moreover, management has concerns about their initiatives, margins, and cash flows.
– Specifically, management may lack confidence in their business transformation initiatives, and may have concerns about their ability to sell their stores to fund improvements at their Harrisburg facility.
VALENS RESEARCH
PIVOTAL
Pivotal Research Group
May 31, 2018
"To be sure, there is plenty of blame to go around in accounting for Supervalu's long history of value destruction. A major refresh in the composition of the Board and in governance practices should have been made years ago following the ill-fated Albertsons acquisition.
To the extent that the demands by Blackwells simply puts pressure on mgt. to act with more urgency on its existing initiatives, we think the read through is positive for the stock. If Blackwells actually succeeds in its efforts to reshape strategy and completely overhaul the mgt. team and Supervalu's Board, an outright sale of Supervalu could also be on the table."
holding company, further monetization of owned real estate, and the completion of an ongoing review of strategic alternatives.
"It's also important to note that shareholder interests are being protected by an activist investor by the name of Blackwells Capital, whose critical yet constructive communications with management and shareholders have arguably spurred insiders to take urgent steps towards highlighting shareholder value."
Seeking Alpha
July 17, 2018
Hidden Value In SuperVala
Kabir Mathur
Summary
• Catalysts include further real estate monetization, upcoming debt reductions, an activist campaign, and a review of strategic alternatives that may lead to an outright sale of the Company.
• Expect 1-2 years on the high end for realization of these catalysts, with a potential return of 21-36 percent based on the last closing price.

BLACKWELLS CAPITAL

Supervalu Claims to Have Already Implemented the Blackwells Plan

SINCE BLACKWELLS' ENGAGEMENT AND PUBLICATION OF THE PRESENTATION TO INCREASE SHAREHOLDER VALUE ON FEBRUARY 6, 2018, SUPERVALU HAS BEGUN TO ADDRESS SEVERAL OF THE PROPOSALS WE HAVE OUTLINED

- Substantial work remains to be done

Proposal	% Complete	Supervalu Response	Residual Work to be Completed
Strategic Initiatives	**10%**	• Announced eCommerce partnership with Instacart for Wholesale customers, provided more disclosure around TSA, initiating holding company restructure	• Reclassify TSA as discontinued operations, increase CPG supplier surcharges, repurchase stock
Sale of Real Estate	**30%**	• Announces sale of 5.8mm square feet of owned distribution centers (representing 30% of total owned real estate) for net proceeds of $445mm	• Review additional real estate sale opportunities and how best to recycle capital
Spin-Off or Exit Retail	**10%**	• Announced sale of 21 Farm Fresh stores (10% of 212 retail owned stores)	• Execute on sale / exit of 17 remaining Farm Fresh stores, complete full review of separating Retail assets
Monetize Pure Wholesale	**0%**	• News reports of retention of financial advisors	• Form strategic review committee, review landscape for consolidation, assess value created from current operating strategy vs. sale of business

Supervalu's Claims About Blackwells Are False and Disingenuous

Supervalu's Assertion	The Truth
Blackwells position is hedged and it does not really own 7.7% as claimed	• Blackwells has invested tens of millions in Supervalu stock, over 100 times more than any incumbent director • Blackwells has hedged some of its investment because of the erratic performance of the Company under the incumbent board of directors • Blackwells will remove all its hedges within days of the annual meeting if its Nominees are elected
Blackwells is seeking to "seize" control of Supervalu	• Blackwells is exercising its rights as a shareholder to nominate director candidates • Only the shareholders can elect directors; the Nominees will only be elected if they win the support of more shareholders than the incumbent directors • All of the Nominees are independent of Blackwells • Blackwells expects to be treated like all other shareholders if the Nominees are elected
Blackwells initially said it would be satisfied with three new directors; now it seeks control	• Blackwells has sought to resolve the election contest on three occasions to save the Company and itself the expense and distraction of the contest • As Blackwells has done more research and involved the Nominees in assessing the business, it has become apparent that the Culpable Six need to be removed as directors • Blackwells is fully committed to electing its six Nominees to the Board
Blackwells offered to buy the retail stores for no money	• Blackwells did not make such an offer • Blackwells suggested that the un-corrected poor performance of many of the Company's retail stores impair value and that it was prepared to invest capital and energy to run some of the most failing stores and that it would be remunerated only in the event of a successful turn-around

Supervalu's Claims That 'All Is Well' Are Demonstrably False

Supervalu's Assertion	The Truth
Supervalu's "transformation" was started long before Blackwells bought stock and is successful	• Supervalu may have announced a "transformation" but, to date, the announcement and results have only caused the stock to decline further • Blackwells does not believe "success" can be proclaimed unless value is created for shareholders, which it very demonstrably has not • We believe Supervalu needs to re-consider its "transformation" goals, cadence, cost and results
Supervalu has grown its wholesale operations substantially and is driving value	• Supervalu's growth in wholesale has been driven by expensive acquisitions, the return on which is still in doubt • While there has been some revenue growth, it has come at the expense of margin; wholesale EBITDA from organic operations is essentially flat despite the revenue growth
The Nominees would not add any new expertise to the Board	• The Nominees have extensive and recent industry experience, which is lacking on the Board, except for two of the incumbent directors • No incumbent independent director has a background in logistics • No incumbent independent director has managed a grocery chain in the last decade • No incumbent independent director has a corporate social responsibility background • No incumbent independent director is an expert at liquidating struggling assets or turning around losing operations • No incumbent independent director has ever worked at a wholesale grocer

INVESTORS:

Morrow Sodali

Mike Verrechia

(800) 662-5200

Blackwells@morrowsodali.com

PRESS / MEDIA:

Gagnier Communications

Dan Gagnier / Jeffrey Mathews

(646) 569-5897